Filed pursuant to Rule 424(b)(3)
Registration Nos.   333-133043
333-129744

PROSPECTUS

34,285,449 shares of common stock

NOVELOS THERAPEUTICS, INC.

This prospectus relates to the resale, from time to time, of up to 34,285,449 shares of our common stock by the stockholders referred to throughout this prospectus as “selling stockholders.” 14,785,697 shares of our common stock offered in this prospectus are currently outstanding, 16,803,469 shares of our common stock are issuable upon exercise of warrants, and up to 2,696,283 shares of our common stock are issuable upon conversion of preferred stock.

The selling stockholders will receive all of the proceeds from the sales made under this prospectus. Accordingly, we will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

 Our common stock is quoted on the OTC Electronic Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol “NVLT.OB.” On November 15, 2006, the last reported sale price of our common stock on the OTC Electronic Bulletin Board was $0.65 per share.

Investing in our common stock involves a high degree of risk.
See risk factors beginning on page 6 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 21, 2006

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us.

Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents, if any, for a more complete understanding of what we discuss in this prospectus. In making a decision to invest in the common stock, you must rely on your own examination of us and the terms of the offering and the common stock, including the merits and risks involved.

We are not making any representation to you regarding the legality of an investment in our common stock under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business, tax or other advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our common stock.

PROSPECTUS SUMMARY

The following summary highlights certain material aspects of the offering for resale of common stock by the selling stockholders covered by this prospectus but may not contain all of the information that is important to you. You should read this summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus, including the “RISK FACTORS” beginning on page 9.

Business

We were incorporated in June 1996 as AVAM International, Inc. In October 1998, Novelos Therapeutics, Inc., a newly incorporated entity, merged into AVAM, and the name of AVAM was changed to Novelos Therapeutics, Inc. In June 2005, we merged with Common Horizons, Inc., a Nevada Corporation. Following the merger, Common Horizons, Inc. changed its state of incorporation, by-laws, certificate of incorporation and fiscal year to that of Novelos and the surviving company was Novelos Therapeutics, Inc.

We are a biotechnology company commercializing oxidized glutathione-based compounds for the treatment of cancer and hepatitis. NOV-002, our lead compound, is currently in Phase 3 development for lung cancer under a Special Protocol Assessment and Fast Track. NOV-002 is also in Phase 2 development for chemotherapy-resistant ovarian cancer and early-stage breast cancer, and is also being developed for acute radiation injury. NOV-205, our second compound, is in Phase 1b development for chronic hepatitis C non-responders. Both compounds have completed clinical trials in humans and have been approved for use in Russia where they were originally developed.

NOV-002, our lead compound, acts as a chemoprotectant and an immunomodulator. It is marketed in Russia by ZAO BAM under the trade name Glutoxim®, and has been administered to over 5,000 patients, demonstrating clinical efficacy and excellent safety. The U.S.-based Phase 1/2 clinical trial of NOV-002 for non-small cell lung cancer (NSCLC) has been completed and the treated group demonstrated improved objective tumor response (defined as greater than 50% tumor shrinkage) and higher tolerance of chemotherapy versus the control group. During an End-of-Phase 2 meeting (December 2005), the FDA agreed with us that advancing NOV-002 into a pivotal Phase 3 trial in advanced NSCLC, in combination with first-line chemotherapy, is warranted. In May 2006, we finalized a Special Protocol Assessment with the FDA for a single pivotal Phase 3 trial and obtained Fast Track designation in August 2006. The primary endpoint of this trial is overall survival, and we commenced patient enrollment in November 2006. In a 1996-98 Russian NSCLC trial, NOV-002 increased the one-year survival rate from 17% to 63% when used in combination with chemotherapy. This result represents an 80% improvement over the U.S. survival rate of 35% that results from the current standard of care.

NOV-002 is also being developed to treat chemotherapy-resistant ovarian cancer. A U.S. Phase 2 trial is ongoing at Massachusetts General Hospital and Dana-Farber Cancer Institute. In a 1998 Russian review of case studies, NOV-002 sensitized previously platinum-resistant ovarian cancer patients to chemotherapy. In combination with NOV-002, 40% of the women responded favorably (partial or complete response) to the same chemotherapy that had failed previously.

NOV-002 is also being developed to treat early-stage breast cancer. These patients are often treated with chemotherapy to minimize or avoid surgical intervention. A planned U.S. Phase 2 trial will evaluate the ability of NOV-002 to enhance the effectiveness of such chemotherapy while diminishing dose-limiting side-effects.

NOV-002 is also being developed to treat acute radiation injury.

NOV-205, our second compound, acts as a hepatoprotective agent with immunomodulating and anti-inflammatory properties. Russian clinical studies completed in 1999 in hepatitis B and C patients showed that after treatment with NOV-205, viral load was undetectable in a high proportion of patients and serum biochemical markers of liver damage were significantly decreased. Our Investigational New Drug Application for NOV-205 as mono-therapy for chronic hepatitis C has been accepted by the FDA, and a U.S. Phase 1b trial in patients who previously failed treatment with pegylated interferon plus ribavirin is ongoing.

Our intellectual property portfolio includes four U.S. patents (plus a fifth notice of allowance), two European patents and one Japanese issued patent. Overall we have a  total of thirty patent applications filed worldwide, with coverage including composition of matter, method of use and manufacturing. The breadth of the intellectual property will also allow us to expand our pipeline by claiming and commercializing additional compounds that are based on oxidized glutathione.

We have devoted substantially all of our efforts towards the research and development of our product candidates. As of September 30, 2006, we have incurred approximately $9.0 million in research and development expense since our inception. We have had no revenue from product sales to date and have funded our operations through the sale of equity securities and debt financings. From our inception through September 30, 2006, we have raised approximately $29.0 million in equity and debt financings. We have never been profitable and have incurred an accumulated deficit of $21.0 million as of September 30, 2006.

The Offering

Securities Offered:
34,285,449 shares of our common stock including:
•  14,785,697 shares of our common stock currently outstanding,
•  16,803,469 shares of our common stock issuable upon exercise of warrants, and
•  2,696,283 shares of our common stock issuable upon conversion of preferred stock.

Use of Proceeds:
We will not receive any of the proceeds from the sale by any selling stockholder of common stock or the conversion of preferred stock. However, we will receive proceeds from the exercise of the warrants if they are exercised by the selling stockholders. We intend to use any proceeds for working capital and general corporate purposes.

Total Shares of our Common Stock Outstanding as of November 1, 2006:	39,235,272

Summary Financial Information

The following table provides selected financial and operating data for the years ended December 31, 2005 and 2004 and the nine months ended September 30, 2006 and 2005.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004
Revenue	$-	$12,584	$12,584	$4,962
Costs and expenses	6,089,647	1,832,393	2,578,966	630,181
Other income (expense)	476,523	(528,699)	(487,017)	(190,066)
Net loss	(5,613,124)	(2,348,508)	(3,053,399)	(815,285)
Net loss attributable to common stockholders	(5,808,964)	(4,291,885)	(5,194,720)	(952,093)
Current assets	14,293,353	5,658,097	4,801,925	102,571
Current liabilities	1,107,767	695,569	217,156	4,443,804
Total assets	14,330,362	5,689,413	4,938,699	108,571

Our principal executive offices are located at One Gateway Center, Suite 504, Newton, Massachusetts 02458 and our telephone number is (617) 244-1616.

RISK FACTORS

The following risk factors should be considered carefully in addition to the other information contained in this prospectus:

Risks Related to Our Business and Industry

We may have difficulty raising needed capital because of our limited operating history and business risks associated with us.

We currently generate no revenue from our proposed products or otherwise. We do not know when this will change. We have expended and will continue to expend substantial funds in the research, development and clinical and pre-clinical testing of our drug compounds. We will require additional funds to conduct research and development, establish and conduct clinical and pre-clinical trials, establish commercial-scale manufacturing arrangements and provide for the marketing and distribution of our products. Additional funds may not be available on acceptable terms, if at all. If adequate funding is not available to us, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs or product launches or marketing efforts, which may materially harm our business, financial condition and results of operations.

Our long-term capital requirements are expected to depend on many factors, including:

•	the number of potential products and technologies in development;

•	continued progress and cost of our research and development programs;

•	progress with pre-clinical studies and clinical trials;

•	the time and costs involved in obtaining regulatory clearance;

•	costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	costs of developing sales, marketing and distribution channels and our ability to sell our drugs;

•	costs involved in establishing manufacturing capabilities for clinical trial and commercial quantities of our drugs;

•	competing technological and market developments;

•	market acceptance of our products;

•	costs for recruiting and retaining management, employees and consultants;

•	costs for training physicians;

•	our status as a bulletin-board listed company and the prospects for our stock to be listed on a national exchange; and

•	uncertainty and economic instability resulting from terrorist acts and other acts of violence or war.

We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. We may seek to raise any necessary additional funds through the issuance of warrants, equity or debt financings or executing collaborative arrangements with corporate partners or other sources, which may be dilutive to existing stockholders or otherwise have a material effect on our current or future business prospects. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, we may have to relinquish economic and/or proprietary rights to some of our technologies or products under development that we would otherwise seek to develop or commercialize by ourselves. If adequate funds are not available, we may be required to significantly reduce or refocus our development efforts with regard to our drug compounds. Currently, we believe that we have available cash sufficient to meet our working capital requirements into the third quarter of 2007, assuming our expense levels do not exceed our current plan. If we do not generate revenues or raise additional capital, we will not be able to sustain our operations at existing levels beyond that date or earlier if expense levels increase.

The failure to complete development of our therapeutic technology, obtain government approvals, including required U.S. Food and Drug Administration (FDA) approvals, or to comply with ongoing governmental regulations could prevent, delay or limit introduction or sale of proposed products and result in failure to achieve revenues or maintain our ongoing business.

Our research and development activities and the manufacture and marketing of our intended products are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA clearance to market our proposed products, we will have to demonstrate that our products are safe and effective on the patient population and for the diseases that are to be treated. Clinical trials, manufacturing and marketing of drugs are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacturing, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take many years to accomplish and require the expenditure of substantial financial, managerial and other resources.

In order to be commercially viable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our technologies. For each drug utilizing oxidized glutathione-based compounds, including NOV-002 and NOV-205, we must successfully meet a number of critical developmental milestones including:

•	demonstrating benefit from delivery of each specific drug for specific medical indications;

•	demonstrating through pre-clinical and clinical trials that each drug is safe and effective; and

•	demonstrating that we have established a viable Good Manufacturing Process capable of potential scale-up.

The time-frame necessary to achieve these developmental milestones may be long and uncertain, and we may not successfully complete these milestones for any of our intended products in development.

In addition to the risks previously discussed, our technology is subject to additional developmental risks that include the following:

•	uncertainties arising from the rapidly growing scientific aspects of drug therapies and potential treatments;

•	uncertainties arising as a result of the broad array of alternative potential treatments related to cancer, hepatitis and other diseases; and

•	anticipated expense and time believed to be associated with the development and regulatory approval of treatments for cancer, hepatitis and other diseases.

In order to conduct the clinical trials that are necessary to obtain approval by the FDA to market a product, it is necessary to receive clearance from the FDA to conduct such clinical trials. The FDA can halt clinical trials at any time for safety reasons or because we or our clinical investigators do not follow the FDA’s requirements for conducting clinical trials. If we are unable to receive clearance to conduct clinical trials or the trials are halted by the FDA, we would not be able to achieve any revenue from such product, as it is illegal to sell any drug for human consumption in the U.S. without FDA approval.

Data obtained from clinical trials is susceptible to varying interpretations, which could delay, limit or prevent regulatory clearances.

Data already obtained, or in the future obtained, from pre-clinical studies and clinical trials does not necessarily predict the results that will be obtained from later pre-clinical studies and clinical trials. Moreover, pre-clinical and clinical data are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of an intended product under development could delay or prevent regulatory clearance of the potential drug, resulting in delays to commercialization, and could materially harm our business. Our clinical trials may not demonstrate sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approvals for our drugs, and our proposed drugs may not be approved for marketing.

We may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of development, clinical trials and FDA regulatory review. We may encounter similar delays in foreign countries. Sales of our products outside the U.S. would be subject to foreign regulatory approvals that vary from country to country. The time required to obtain approvals from foreign countries may be shorter or longer than that required for FDA approval, and requirements for foreign licensing may differ from FDA requirements. We may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities, and even if obtained, such approvals may not be on a timely basis, or they may not cover the uses that we request.

Even if we do ultimately receive FDA approval for any of our products, it will be subject to extensive ongoing regulation. This includes regulations governing manufacturing, labeling, packaging, testing, dispensing, prescription and procurement quotas, record keeping, reporting, handling, shipment and disposal of any such drug. Failure to obtain and maintain required registrations or comply with any applicable regulations could further delay or preclude us from developing and commercializing our drugs and subject us to enforcement action.

Our drugs or technology may not gain FDA approval in clinical trials or be effective as a therapeutic agent, which could affect our future profitability and prospects.

In order to obtain regulatory approvals, we must demonstrate that each drug is safe and effective for use in humans and functions as a therapeutic against the effects of a disease or other physiological response. To date, studies conducted in Russia involving our NOV-002 and NOV-205 products have shown what we believe to be promising results. In fact, NOV-002 has been approved for use in Russia for general medicinal use as an immunostimulant in combination with chemotherapy and antimicrobial therapy, and specifically for indications such as tuberculosis and psoriasis. NOV-205 has been approved in Russia as a mono-therapy agent for the treatment of hepatitis B and C. Russian regulatory approval is not equivalent to FDA approval. Pivotal Phase 3 studies with a large number of patients, typically required for FDA approval, were not conducted for NOV-002 and NOV-205 in Russia. Further, all of our Russian clinical studies were completed prior to 2000 and may not have been conducted in accordance with current guidelines either in Russia or the United States.

A U.S.-based Phase 1/2 clinical study involving 44 non-small cell lung cancer patients provided what we believe to be a favorable outcome. As a result, we have enrolled the first patient in the Phase 3 study of NOV-002 for non-small cell lung cancer in November 2006. We enrolled the first patient in the Phase 2 clinical study for NOV-002 for chemotherapy-resistant ovarian cancer in July 2006 and anticipate completing that study in 2007. We enrolled the first patient in the Phase 1b clinical study for NOV-205 for chronic hepatitis C in September 2006 and we anticipate completing that study in 2007. There can be no assurance that we can demonstrate that these products are safe or effective in advanced clinical trials. We are also not able to give assurances that the results of the tests already conducted can be repeated or that further testing will support our applications for regulatory approval. As a result, our drug and technology research program may be curtailed, redirected or eliminated at any time.

There is no guarantee that we will ever generate substantial revenue or become profitable even if one or more of our drugs are approved for commercialization.

We expect to incur increasing operating losses over the next several years as we incur increasing costs for research and development and clinical trials. Our ability to generate revenue and achieve profitability depends upon our ability, alone or with others, to complete the development of our proposed products, obtain the required regulatory approvals and manufacture, market and sell our proposed products. Development is costly and requires significant investment. In addition, if we choose to license or obtain the assignment of rights to additional drugs, the license fees for such drugs may increase our costs.

To date, we have not generated any revenue from the commercial sale of our proposed products or any drugs and do not expect to receive such revenue in the near future. Our primary activity to date has been research and development. A substantial portion of the research results and observations on which we rely were performed by third parties at those parties’ sole or shared cost and expense. We cannot be certain as to when or whether to anticipate commercializing and marketing our proposed products in development, and do not expect to generate sufficient revenues from proposed product sales to cover our expenses or achieve profitability in the near future.

We rely solely on research and manufacturing facilities at various universities, hospitals, contract research organizations and contract manufacturers for all of our research, development, and manufacturing, which could be materially delayed should we lose access to those facilities.

At the present time, we have no research, development or manufacturing facilities of our own. We are entirely dependent on contracting with third parties to use their facilities to conduct research, development and manufacturing. Our inability to have the facilities to conduct research, development and manufacturing may delay or impair our ability to gain FDA approval and commercialization of our drug delivery technology and products.

We currently maintain a good working relationship with such contractors. Should the situation change and we are required to relocate these activities on short notice, we do not currently have an alternate facility where we could relocate our research, development and/or manufacturing activities. The cost and time to establish or locate an alternative research, development and manufacturing facility to develop our technology would be substantial and would delay gaining FDA approval and commercializing our products.

We are dependent on our collaborative agreements for the development of our technologies and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research, development and manufacturing activities, we rely and expect to continue to rely on numerous collaborative agreements with universities, hospitals, governmental agencies, charitable foundations, manufacturers and others. The loss of or failure to perform under any of these arrangements, by any of these entities, may substantially disrupt or delay our research, development and manufacturing activities including our anticipated clinical trials.

We may rely on third-party contract research organizations, service providers and suppliers to support development and clinical testing of our products. Failure of any of these contractors to provide the required services in a timely manner or on reasonable commercial terms could materially delay the development and approval of our products, increase our expenses and materially harm our business, financial condition and results of operations.

We are exposed to product, clinical and preclinical liability risks that could create a substantial financial burden should we be sued.

Our business exposes us to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. We cannot assure that such potential claims will not be asserted against us. In addition, the use in our clinical trials of pharmaceutical products that we may develop and then subsequently sell or our potential collaborators may develop and then subsequently sell may cause us to bear a portion of or all product liability risks. A successful liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

Although we have not received any product liability claims to date, we have an insurance policy of $5,000,000 per occurrence and $5,000,000 in the aggregate to cover such claims should they arise. There can be no assurance that material claims will not arise in the future or that our insurance will be adequate to cover all situations. Moreover, there can be no assurance that such insurance, or additional insurance, if required, will be available in the future or, if available, will be available on commercially reasonable terms. Any product liability claim, if successful, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our current and potential partners with whom we have collaborative agreements or our future licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have a net worth sufficient to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage that may be obtained by us could have a material adverse effect on our business, financial condition and results of operations.

Acceptance of our products in the marketplace is uncertain and failure to achieve market acceptance will prevent or delay our ability to generate revenues.

Our future financial performance will depend, at least in part, upon the introduction and customer acceptance of our proposed products. Even if approved for marketing by the necessary regulatory authorities, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors including:

•	the receipt of regulatory clearance of marketing claims for the uses that we are developing;

•	the establishment and demonstration of the advantages, safety and efficacy of our technologies;

•	pricing and reimbursement policies of government and third-party payers such as insurance companies, health maintenance organizations and other health plan administrators;

•	our ability to attract corporate partners, including pharmaceutical companies, to assist in commercializing our intended products; and

•	our ability to market our products.

Physicians, patients, payers or the medical community in general may be unwilling to accept, utilize or recommend any of our products. If we are unable to obtain regulatory approval or commercialize and market our proposed products when planned, we may not achieve any market acceptance or generate revenue.

We may face litigation from third parties who claim that our products infringe on their intellectual property rights, particularly because there is often substantial uncertainty about the validity and breadth of medical patents.

We may be exposed to future litigation by third parties based on claims that our technologies, products or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in medical technology patents and the breadth and scope of trade-secret protection involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial and managerial resources and could harm our reputation. Most of our license agreements would likely require that we pay the costs associated with defending this type of litigation. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling, incorporating or using any of our technologies and/or products that incorporate the challenged intellectual property, which would adversely affect our future revenue;

•	obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, if at all; or

•	redesign our products, which would be costly and time-consuming.

If we are unable to adequately protect or enforce our rights to intellectual property or secure rights to third-party patents, we may lose valuable rights, experience reduced market share, assuming any, or incur costly litigation to protect such rights.

Our ability to obtain licenses to patents, maintain trade secret protection and operate without infringing the proprietary rights of others will be important to our commercializing any products under development. Therefore, any disruption in access to the technology could substantially delay the development of our technology.

The patent positions of biotechnology and pharmaceutical companies, including us, that involve licensing agreements, are frequently uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued or in subsequent legal proceedings. Consequently, our patent applications and any issued and licensed patents may not provide protection against competitive technologies or may be held invalid if challenged or circumvented. Our competitors may also independently develop products similar to ours or design around or otherwise circumvent patents issued or licensed to us. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as U.S. law.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We generally require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements. Our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology.

Although our trade secrets and technical know-how are important, our continued access to the patents is a significant factor in the development and commercialization of our products. Aside from the general body of scientific knowledge from other drug delivery processes and technology, these patents, to the best of our knowledge and based upon our current scientific data, are the only intellectual property necessary to develop our products, including NOV-002 and NOV-205. We do not believe that we are or will be violating any patents in developing our technology.

We may have to resort to litigation to protect our rights for certain intellectual property, or to determine their scope, validity or enforceability. Enforcing or defending our rights is expensive, could cause diversion of our resources and may not prove successful. Any failure to enforce or protect our rights could cause us to lose the ability to exclude others from using our technology to develop or sell competing products.

We have limited manufacturing experience and, if our products are approved, we may not be able to manufacture sufficient quantities at an acceptable cost, or may be subject to risk that contract manufacturers could experience shut-downs or delays.

We remain in the research and development and clinical and pre-clinical trial phase of product commercialization. Accordingly, if our products are approved for commercial sale, we will need to establish the capability to commercially manufacture our products in accordance with FDA and other regulatory requirements. We have limited experience in establishing, supervising and conducting commercial manufacturing. If we fail to adequately establish, supervise and conduct all aspects of the manufacturing processes, we may not be able to commercialize our products.

We presently plan to rely on third-party contractors to manufacture our products. This may expose us to the risk of not being able to directly oversee the production and quality of the manufacturing process. Furthermore, these contractors, whether foreign or domestic, may experience regulatory compliance difficulties, mechanical shutdowns, employee strikes or other unforeseeable acts that may delay production.

Due to our limited marketing, sales and distribution experience, we may be unsuccessful in our efforts to sell our products, enter into relationships with third parties or develop a direct sales organization.

We have not yet had to establish marketing, sales or distribution capabilities for our proposed products. Until such time as our products are further along in the regulatory process, we will not devote any meaningful time and resources to this effort. At the appropriate time, we intend to enter into agreements with third parties to sell our products or we may develop our own sales and marketing force. We may be unable to establish or maintain third-party relationships on a commercially reasonable basis, if at all. In addition, these third parties may have similar or more established relationships with our competitors.

If we do not enter into relationships with third parties for the sale and marketing of our products, we will need to develop our own sales and marketing capabilities. We have limited experience in developing, training or managing a sales force. If we choose to establish a direct sales force, we may incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build a sales force on a cost-effective basis or at all. Any such direct marketing and sales efforts may prove to be unsuccessful. In addition, we will compete with many other companies that currently have extensive marketing and sales operations. Our marketing and sales efforts may be unable to compete against these other companies. We may be unable to establish a sufficient sales and marketing organization on a timely basis, if at all.

We may be unable to engage qualified distributors. Even if engaged, these distributors may:

•	fail to satisfy financial or contractual obligations to us;

•	fail to adequately market our products;

•	cease operations with little or no notice; or

•	offer, design, manufacture or promote competing products.

If we fail to develop sales, marketing and distribution channels, we would experience delays in product sales and incur increased costs, which would harm our financial results.

If we are unable to convince physicians as to the benefits of our intended products, we may incur delays or additional expense in our attempt to establish market acceptance.

Achieving broad use of our products may require physicians to be informed regarding these products and their intended benefits. The time and cost of such an educational process may be substantial. Inability to successfully carry out this physician education process may adversely affect market acceptance of our products. We may be unable to timely educate physicians regarding our intended products in sufficient numbers to achieve our marketing plans or to achieve product acceptance. Any delay in physician education may materially delay or reduce demand for our products. In addition, we may expend significant funds towards physician education before any acceptance or demand for our products is created, if at all.

Fluctuations in foreign exchange rates could increase costs to complete international clinical trial activities.

We have initiated a portion of our clinical trial activities in Europe. Significant depreciation in the value of the U.S. Dollar against principally the Euro could adversely affect our ability to complete the trials, particularly if we are unable to redirect funding or raise additional funds. Since the timing and amount of foreign-denominated payments are uncertain and dependent on a number of factors, it is difficult to cost-effectively hedge the potential exposure. Therefore, to date, we have not entered into any foreign currency hedges to mitigate the potential exposure.

The market for our products is rapidly changing and competitive, and new therapeutics, new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industries are subject to rapid and substantial technological change. Developments by others may render our technologies and intended products noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

We are an early-stage enterprise that operates with limited day-to-day business management, operating as a vehicle to hold certain technology for possible future exploration, and have been and will continue to be engaged in the development of new drugs and therapeutic technologies. As a result, our resources are limited and we may experience management, operational or technical challenges inherent in such activities and novel technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our technology. Our competitors may develop drugs and drug delivery technologies that are more effective than our intended products and, therefore, present a serious competitive threat to us.

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. Many of our targeted diseases and conditions can also be treated by other medication or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our technologies and products to receive widespread acceptance if commercialized.

If users of our products are unable to obtain adequate reimbursement from third-party payers, or if new restrictive legislation is adopted, market acceptance of our products may be limited and we may not achieve anticipated revenues.

The continuing efforts of government and insurance companies, health maintenance organizations and other payers of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could materially harm our business, financial condition and results of operations.

Our ability to commercialize our products will depend in part on the extent to which appropriate reimbursement levels for the cost of our products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as health maintenance organizations (“HMO’s”). Third-party payers are increasingly challenging the prices charged for medical drugs and services. Also, the trend toward managed healthcare in the United States and the concurrent growth of organizations such as HMO’s which could control or significantly influence the purchase of healthcare services and drugs, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our drugs. The cost containment measures that health care payers and providers are instituting and the effect of any healthcare reform could materially harm our ability to operate profitably.

We depend upon key personnel who may terminate their employment with us at any time, and we would need to hire additional qualified personnel.

Our success will depend to a significant degree upon the continued services of key management and advisors to us. There can be no assurance that these individuals will continue to provide service to us. In addition, our success will depend on our ability to attract and retain other highly skilled personnel. We may be unable to recruit such personnel on a timely basis, if at all. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of services of key personnel, or the inability to attract and retain additional qualified personnel, could result in delays in development or approval of our products, loss of sales and diversion of management resources.

Compliance with changing corporate governance and public disclosure regulations may result in additional expense.

Keeping abreast of, and in compliance with, changing laws, regulations and standards relating to corporate governance, public disclosure and internal controls, including the Sarbanes-Oxley Act of 2002, new SEC regulations and, in the event we seek and are approved for listing on a registered national securities exchange, the stock exchange rules will require an increased amount of management attention and external resources. We intend to continue to invest all reasonably necessary resources to comply with evolving standards, which may result in increased general and administrative expense and a diversion of management time and attention from revenue-generating activities to compliance activities.

Risks Related to our Common Stock

In the time that our common stock has traded, our stock price has experienced price fluctuations.

There can be no assurance that the market price for our common stock will remain at its current level and a decrease in the market price could result in substantial losses for investors. The market price of our common stock may be significantly affected by one or more of the following factors:

•	announcements or press releases relating to the bio-pharmaceutical sector or to our own business or prospects;

•	regulatory, legislative, or other developments affecting us or the healthcare industry generally;

•	the dilutive effect of conversion of our Series A preferred stock into common stock at conversion rates or the exercise of options and warrants at below-current-market prices;

•
sales by those financing our company through convertible securities and warrants of the underlying common stock, when it is registered with the SEC and may be sold into the public market, immediately upon conversion or exercise; and

•	market conditions specific to bio-pharmaceutical companies, the healthcare industry and the stock market generally.

There may be a limited public market for our securities; we may fail to qualify for listing on certain national securities exchanges.

We have filed applications for listing of our common stock on Archipelago and AMEX, but these applications were withdrawn primarily because our stock prices did not meet the listing requirements. Although we may reapply, there can be no assurance if and when initial listing criteria will be met or if such applications will be granted, or that the trading of our common stock will be sustained. In the event that our common stock fails to qualify for initial or continued listing on a registered stock exchange or for initial or continued inclusion in the NASDAQ system, trading, if any, in our common stock, would then continue to be conducted on the NASD’s electronic bulletin board in the over-the-counter market and in what are commonly referred to as pink sheets. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of our common stock, and our common stock would become substantially less attractive for margin loans, for investment by financial institutions, as consideration in future capital raising transactions or other purposes.

Trading of our common stock may be subject to penny-stock rules under the Securities Exchange Act of 1934. Unless exempt, for any transaction involving a penny-stock, the regulations require broker-dealers making a market in our common stock to provide risk disclosure to their customers including regarding the risks associated with our common stock, the suitability for the customer of an investment in our common stock, the duties of the broker-dealer to the customer, information regarding prices for our common stock and any compensation the broker-dealer would receive. The application of these rules may result in fewer market makers in our common stock. Our common stock is presently subject to the rules on penny-stocks, and the liquidity of our common stock could be materially adversely affected so long as we remain subject to such rule.

Our executive officers, directors and principal stockholders have substantial holdings, which could delay or prevent a change in corporate control favored by our other stockholders.

Our directors, officers and 5% stockholders beneficially own, in the aggregate, approximately 34% of our outstanding voting stock. As a result, they may have the ability to determine our direction and decisions. The interests of our current officers and directors may differ from the interests of other stockholders. Further, our current officers and directors may have the ability to significantly affect the outcome of all corporate actions requiring stockholder approval, including the following actions:

•	the election of directors;

•	the amendment of charter documents;

•	issuance of blank-check preferred or convertible stock, notes or instruments of indebtedness which may have conversion, liquidation and similar features, or effecting other financing arrangements; or

•	the approval of certain mergers and other significant corporate transactions, including a sale of substantially all of our assets, or merger with a publicly-traded shell or other company.

Our common stock could be further diluted as the result of the issuance of additional shares of common stock, convertible securities, warrants or options.

In the past, we have issued common stock, convertible securities, such as our Series A preferred stock, and warrants in order to raise money. We have also issued options and warrants as compensation for services and incentive compensation for our employees and directors. We have a substantial number of shares of common stock reserved for issuance upon the conversion and exercise of these securities. Our issuance of additional common stock, convertible securities, options and warrants could affect the rights of our stockholders, and could reduce the market price of our common stock.

We sold shares of our Series A preferred stock and common stock purchase warrants in violation of certain provisions of our securities purchase agreement and registration rights agreement executed in connection with our private placement of units. While we have received waivers from such investors representing approximately 96% of the outstanding units as of September 30, 2006, other investors who do not waive such rights could sue us seeking damages arising from the breach of such agreements.

On May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005, we sold units, consisting of shares of our common stock and common stock purchase warrants pursuant to a securities purchase agreement and registration rights agreement.

The registration rights agreement required us to file a registration statement on Form SB-2 with the SEC to register the shares of common stock and the shares of common stock issuable upon the exercise of the warrants on or before October 8, 2005. We filed the registration statement with the SEC on November 16, 2005, which became effective on December 15, 2005. We recorded an accrued liability of $8,000 as of September 30, 2006 for payments in connection with this late filing.

The securities purchase agreement also prohibited us from effecting or entering into an agreement to effect any financing involving a variable rate transaction for two years.

The use of the prospectus included in the Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (previously declared effective on April 3, 2006) and the prospectus included in the Registration Statement on Form SB-2 (previously declared effective on April 19, 2006) were suspended on October 24, 2006.

On October 24, 2006, we filed a Current Report on Form 8-K which described an error in the financial statements and related notes to financial statements for the quarter ended September 30, 2005 and the year ended December 31, 2005 relating to the accounting and disclosure of the beneficial conversion feature of the Company’s Series A 8% Cumulative Convertible Preferred Stock. On November 1, 2006 we filed amendments to the Annual Report on Form 10-KSB for the year ended December 31, 2005 and the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005. Following the filing of the Form 8-K on October 24, 2006, we advised the selling stockholders named in two registration statements related to the resale of securities purchased in private placement transactions in 2005 and 2006 that the use of the respective prospectuses had been suspended. We plan to amend these registration statements as soon as practicable to include the restated financial statements. Pursuant to the registration rights associated with these financings, we may become obligated to these selling stockholders in the event that the suspension of the use of the prospectuses exceeds the grace periods specified. The amount of such obligation, if any, will not be determined until later in the fourth quarter of 2006.

FORWARD-LOOKING STATEMENTS

Except for historical facts, the statements in this prospectus are forward-looking statements. Forward-looking statements are merely our current predictions of future events. These statements are inherently uncertain, and actual events could differ materially from our predictions. Important factors that could cause actual events to vary from our predictions include those discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis or Plan of Operation” and “Business.” We assume no obligation to update our forward-looking statements to reflect new information or developments. We urge readers to review carefully the risk factors described in this prospectus and the other documents that we file with the Securities and Exchange Commission. You can read these documents at www.sec.gov.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, NEW EVENTS OR ANY OTHER REASON, OR REFLECT ANY EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS PROSPECTUS OR THE DATE OF ANY APPLICABLE PROSPECTUS SUPPLEMENT THAT INCLUDES FORWARD-LOOKING STATEMENTS.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares offered for sale by them under this prospectus. We will not receive any proceeds from the resale of shares by the selling stockholders covered by this prospectus. We will receive proceeds from the exercise of warrants. Such proceeds will be used for working capital and general corporate purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has been quoted on the OTC Electronic Bulletin Board of The National Association of Securities Dealers, Inc. under the symbol “NVLT.OB” since June 13, 2005. The following table provides, for the periods indicated, the high and low bid prices for our common stock. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Fiscal Year 2005	High		Low
First Quarter	$	N/A	$	N/A
Second Quarter (beginning June 13, 2005)		2.80		2.20
Third Quarter		4.47		2.16
Fourth Quarter		3.65		1.53

Fiscal Year 2006	High	Low
First Quarter	$2.25	$1.60
Second Quarter	1.95	0.85
Third Quarter	1.05	0.63
Fourth Quarter (through November 15, 2006)	0.99	0.60

On November 15, 2006, the closing sale price of our common stock as reported on the OTC Bulletin Board was $0.65 per share. On that date, we had approximately, 179 holders of record of our common stock. This number does not include stockholders for whom shares were held in a “nominee” or “street” name.

We have not declared or paid any cash dividends on our common stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, for the development of our business. Dividends may be paid on our common stock only if and when declared by our board of directors after payment of any accrued dividends on our Series A preferred stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

We are a biotechnology company, established in 1996, commercializing oxidized glutathione-based compounds for the treatment of cancer and hepatitis.

NOV-002, our lead compound currently in Phase 3 development for non-small cell lung cancer (NSCLC), acts as a chemoprotectant and an immunomodulator. In May 2006, we finalized a Special Protocol Assessment (SPA) with the FDA for a single pivotal Phase 3 trial in advanced NSCLC in combination with first-line chemotherapy, and received Fast Track designation in August 2006. The primary endpoint of this trial will be overall survival and patient enrollment commenced in November 2006. NOV-002 is also in Phase 2 development for chemotherapy-resistant ovarian cancer and early-stage breast cancer, and, in addition, is being developed for treatment of acute radiation injury.

NOV-205, our second compound, acts as a hepatoprotective agent with immunomodulating and anti-inflammatory properties. Our Investigational New Drug Application for NOV-205 as mono-therapy for chronic hepatitis C has been accepted by the FDA, and a U.S. Phase 1b clinical trial in patients who previously failed treatment with pegylated interferon plus ribavirin is ongoing.

Both compounds have completed clinical trials in humans and have been approved for use in Russia where they were originally developed. We own all intellectual property rights worldwide (excluding Russia and other states of the former Soviet Union) related to compounds based on oxidized glutathione, including NOV-002 and NOV-205. Our patent portfolio includes four U.S. issued patents (plus one notice of allowance), two European issued patents and one Japanese issued patent.

We have devoted substantially all of our efforts towards the research and development of our product candidates. As of September 30, 2006, we have incurred approximately $9.3 million in research and development expense since our inception. We have had no revenue from product sales to date and have funded our operations through the sale of equity securities and debt financings. From our inception through September 30, 2006, we have raised approximately $29.0 million in equity and debt financings. We have never been profitable and have incurred an accumulated deficit of $21.0 million as of September 30, 2006.

On May 26, 2005, we restructured certain of our indebtedness. We exchanged indebtedness of $3,139,185 for 586,352 shares of our common stock with an aggregate deemed value of $732,940, $318,714 in cash, and forgiveness of debt of $2,087,531. Also on May 26, 2005, holders of $1,100,000 of convertible notes payable exercised their option to convert their notes into 1,760,000 shares of common stock at a price of $0.625 per share. On May 26, 2005, we also revised certain of our royalty obligations. As a result, we issued 2,016,894 shares of our common stock with an aggregate deemed value of $2,521,118.

Following the restructuring of debt, the Company completed a reverse merger with Common Horizons, Inc. (“Common Horizons”), a Nevada-based developer of web portals. In connection with that transaction, all outstanding shares of Novelos (net of shares of treasury stock) were converted into an equal number of shares of common stock of Common Horizons and all outstanding options and warrants to purchase shares of Novelos common stock were converted into an equal number of options and warrants to purchase shares of Common Horizons with the same terms and conditions as the original options and warrants. In connection with the merger all but 4,500,000 shares of outstanding common stock of Common Horizons were canceled. Common Horizons changed its state of incorporation, by-laws, certificate of incorporation and fiscal year to that of Novelos and Novelos became the surviving corporation. The business of Common Horizons, which was insignificant, was abandoned and the business of Novelos was adopted. The transaction was therefore treated as a reverse acquisition recapitalization with Novelos as the acquiring party and Common Horizons as the acquired party for accounting purposes. Accordingly, all historical information in these financial statements is that of the Novelos business. The results of operations of Common Horizons prior to the merger were not material for purposes of pro forma presentation. The 4,500,000 remaining shares of Common Horizons outstanding at the completion of the merger, net of cancellations, were deemed, for accounting purposes, to be an issuance by Novelos. Since Common Horizons had no remaining financial assets or liabilities, the merger with Common Horizons did not have any significant effects on the Company’s assets or liabilities or on the Company’s results of operations subsequent to the date of the merger.

During 2005 and 2006 we completed various private placements of securities. In May through August of 2005 we sold an aggregate of 4,000,000 shares of common stock and warrants to purchase 2,000,000 shares of common stock for net cash proceeds of $3,714,468 and the conversion of $550,000 of convertible debt. In September and October 2005, we sold in a private placement 3,200 shares of Series A preferred stock and warrants to purchase 909,090 shares of common stock for aggregate net proceeds of $2,864,000. The preferred stock was initially convertible into 1,939,393 shares of common stock, and is currently convertible into 2,370,370, shares of common stock due to certain adjustments to the conversion price. On March 7, 2006, we sold 11,154,073 shares of our common stock and warrants to purchase 8,365,542 shares of our common stock for net proceeds of $13,847,000.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. We review these estimates and assumptions periodically and reflect the effects of revisions in the period that they are determined to be necessary.

We believe that the following accounting policies reflect our more significant judgments and estimates used in the preparation of our financial statements.

Accrued Expenses. As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of estimated expenses for which we accrue include: contract service fees such as amounts paid to clinical monitors; data management organizations and investigators in conjunction with clinical trials; fees paid to contract manufacturers in conjunction with the production of clinical materials; consulting fees; and professional service fees, such as for lawyers and accountants. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs that have begun to be incurred, or we over- or underestimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often determined based on subjective judgments. We make these judgments based upon the facts and circumstances known to us in accordance with generally accepted accounting principles.

Stock-Based Compensation. Commencing on January 1, 2006 we began applying the provisions of SFAS 123R in accounting for stock-based compensation. SFAS 123R requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award, the requisite service period (usually the vesting period). Prior to January 1, 2006, we followed Accounting Principles Board (APB), Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair-value method provided for under SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123. In the notes to our financial statements, we provide pro-forma disclosures in accordance with SFAS 123. We account for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS 123 and the Emerging Issues Task Force (EITF) Issue 96-18, Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, or EITF 96-18.

Accounting for equity instruments granted or sold by us under APB 25, SFAS 123, SFAS 123R and EITF 96-18 requires fair-value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, our expenses may be over- or understated. For equity instruments granted or sold in exchange for the receipt of goods or services, we estimate the fair value of the equity instruments based on consideration of factors that we deem to be relevant at that time. Because shares of our common stock were not publicly traded prior to the corporate restructuring described in Note 3 to the financial statements, market factors historically considered in valuing stock and stock option grants included corresponding values of comparable public companies discounted for the risk and limited liquidity provided for in the shares we are issuing; pricing of private sales of our convertible preferred stock; prior valuations of stock grants and the effect of events that occurred between the times of such grants; economic trends; and the comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity.

Prior to our corporate restructuring, the fair value of our common stock was determined by our board of directors contemporaneously with the grant. In the absence of a public trading market for our common stock, our board of directors considered numerous objective and subjective factors in determining the fair value of our common stock. At the time of option grants and other stock issuances, our board of directors considered the liquidation preferences, dividend rights, voting control and anti-dilution protection attributable to our then-outstanding convertible preferred stock; the status of private and public financial markets; valuations of comparable private and public companies; the likelihood of achieving a liquidity event such as an initial public offering; our existing financial resources; our anticipated continuing operating losses and increased spending levels required to complete our clinical trials; dilution to common stockholders from anticipated future financings; and a general assessment of future business risks.

Results of Operations

Research and development expense. Research and development expense consists of costs incurred in identifying, developing and testing product candidates, which primarily consist of salaries and related expenses for personnel, fees paid to professional service providers for independent monitoring and analysis of our clinical trials, costs of contract research and manufacturing, and costs to secure intellectual property. We currently have two compounds, NOV-002 and NOV-205. However, to date, most of our research and development costs have been associated with our NOV-002 compound.

General and administrative expense. General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance and administrative functions. Other costs include facility costs, insurance, costs for public and investor relations, directors’ fees and professional fees for legal and accounting services.

Nine Months Ended September 30, 2006 and 2005

Research and Development. Research and development expense for the nine months ended September 30, 2006 was $4,200,000 compared to $927,000 for the nine months ended September 30, 2005. The $3,273,000, or 353%, increase in research and development expense was primarily due to increased funding of our clinical, contract manufacturing and non-clinical activities. In particular, activities relating to the commencement of our pivotal Phase 3 clinical trial of NOV-002 for non-small cell lung cancer resulted in increased expenses during the nine months ended September 30, 2006, including an increase of $1,522,000 for contract research and consulting services and an increase of $259,000 in drug manufacturing costs. We also purchased $864,000 of chemotherapy drugs during the third quarter of 2006 to be used in the Phase 3 clinical trial, specifically for European and Eastern European clinical sites. Since we do not anticipate recovering any of the costs of the chemotherapy and we do not have a reliable method for tracking the drugs that have been administered to patients or evaluating any losses associated with spoilage, we recorded the entire amount as an expense in the period purchased. As disclosed in Note 10, we have a commitment to purchase an additional $1.8 million of chemotherapy drugs at specified intervals through March 2008. Additionally, as a result of hiring that occurred during the third quarter of 2005, research and development salaries and related costs also increased $487,000 in the first nine months of 2006 compared to the same period in 2005. Lastly, stock compensation expense increased $76,000 during the first nine months of 2006 compared to the first nine months of 2005 relating to stock option grants principally resulting from the adoption of SFAS 123R in January 2006.

General and Administrative. General and administrative expense for the nine months ended September 30, 2006 was $1,889,000 compared to $905,000 for the nine months ended September 30, 2005. The $984,000, or 109%, increase in general and administrative expense was primarily due to increased costs associated with corporate governance and periodic filing requirements as a public company, increased overhead costs to support the research activities described above, as well as expanded investor relations activities. The total increase includes an increase of $346,000 in compensation and directors’ fees; an increase of $389,000 in public and investor relations costs and public company recordkeeping costs (including a $174,000 increase in non-cash stock compensation related to restricted stock awards); an increase of $190,000 related to professional and consulting fees; and an increase of $30,000 in insurance costs. We also incurred an increase of $171,000 in non-cash stock compensation expense related to stock option grants and an increase of $80,000 in travel and overhead expenses. These increases were offset in 2006 by a $225,000 reduction in accrued registration filing penalties that were recorded in the first nine months of 2005. However, waivers from the associated requirements were received from certain stockholders and the accrual was reduced in the fourth quarter of 2005.

Interest Income. Interest income for the nine months ended September 30, 2006 was $472,000 compared to $10,000 for the nine months ended September 30, 2005. The increase in interest income during the nine months ended September 30, 2006 related to higher average cash balances in 2006, as a result of the financings described in Notes 3 and 5 being placed in interest-bearing accounts.

Interest Expense. Interest expense for the nine months ended September 30, 2006 was $0 compared to $109,000 for the nine months ended September 30, 2005. The decrease was due to all interest-bearing debt balances being paid off during 2005.

Gain on Forgiveness of Debt. Gain on forgiveness of debt for the nine months ended September 30, 2006 was $0 compared to $2,087,531 for the nine months ended September 30, 2005. On May 26, 2005, we exchanged indebtedness of $3,139,185 for 586,352 shares of our common stock with an aggregate deemed value of $732,940 and $318,714 in cash, which resulted in forgiveness of debt income of $2,087,531.

Restructuring Expense. Restructuring expense for the nine months ended September 30, 2006 was $0 compared to $2,521,118 for the nine months ended September 30, 2005. On May 26, 2005, we revised an arrangement that requires us to pay future royalties, which resulted in the issuance of 2,016,894 shares of our common stock with an aggregate deemed value of $2,521,118.

Preferred Stock Dividends and Deemed Dividend. During the nine months ended September 30, 2006 we paid dividends to preferred stockholders of $195,840. There were no dividends paid to preferred stockholders in the nine months ended September 30, 2005, but during that period we recorded a deemed dividend to preferred stockholders of $1,943,377. This amount represents the value attributed to the beneficial conversion feature of the Series A 8% Cumulative Convertible Preferred Stock issued in September 2005. There were no deemed dividends in the nine months ended September 30, 2006. The deemed dividends and cash dividends have been included in the calculation of net loss attributable to common stockholders for the respective periods.

Years Ended December 31, 2005 and 2004

Revenue. Revenue for the year ended December 31, 2005 was $12,584 compared to $4,962 for the year ended December 31, 2004. The 2005 amount represented the recognition of a prior year’s deferred revenue on sales of bulk drug samples to facilitate research activities. This revenue represents recognition of the remaining installment due on bulk drug sample sales. In lieu of cash, we accepted research and development services as final payment.

Research and Development. Research and development expense for the year ended December 31, 2005 was $1,136,217 compared to $261,768 for the year ended December 31, 2004. The $874,449, or 334%, increase in research and development expense was primarily due to increased funding of our preclinical, clinical and contract manufacturing activities, an increase in compensation costs due to an increase in headcount, and an increase in stock-based compensation. The private placement transactions, corporate restructuring and issuance of promissory notes during the year ended December 31, 2005 allowed us to engage outside consultants and organizations to further research, develop and test our product candidates.

General and Administrative. General and administrative expense for the year ended December 31, 2005 was $1,442,749 compared to $368,413 for the year ended December 31, 2004. The $1,074,336, or 292%, increase in general and administrative expense was primarily due to our periodic filing obligations and increases in professional and consulting fees, public and investor relations and public company recordkeeping. We also incurred additional legal and consulting costs during the year ended December 31, 2005 in translating and filing our European patent applications. As described in Note 3 to our financial statements, we also recorded a $33,000 expense during the year ended December 31, 2005 relating to the late filing of a registration statement associated with our sale of units.

Consulting Revenue. Consulting revenue for the year ended December 31, 2005 was $0 compared to $13,374 for the year ended December 31, 2004. Consulting revenue recorded during the year ended December 31, 2004 primarily related to one consulting engagement that ended during the quarter ended June 30, 2004.

Interest Income. Interest income for the year ended December 31, 2005 was $49,876 compared to $95 for the year ended December 31, 2004.  The increase in interest income during the year ended December 31, 2005 over the comparable period in 2004 related to higher average cash balances in 2005, as a result of the financings described in Notes 3 and 5 to our financial statements, being placed in interest-bearing accounts.

Interest Expense. Interest expense for the year ended December 31, 2005 was $109,102 compared to $208,741 for the year ended December 31, 2004. The $99,639, or 48%, decrease was due to lower average debt balances during the 2005 period.

Gain on Forgiveness of Debt. Gain on forgiveness of debt for the year ended December 31, 2005 was $2,087,531 compared to $0 for the year ended December 31, 2004. On May 26, 2005, we exchanged indebtedness of $3,139,185 for 586,352 shares of our common stock with an aggregate deemed value of $732,940 and $318,714 in cash, which resulted in forgiveness of debt income of $2,087,531.

Restructuring Expense. Restructuring expense for the year ended December 31, 2005 was $2,521,118 compared to $0 for the year ended December 31, 2004. On May 26, 2005, we revised an arrangement that requires us to pay future royalties, which resulted in the issuance of 2,016,894 shares of our common stock with an aggregate deemed value of $2,521,118.

Preferred Stock Dividends and Deemed Dividend. In the year ended December 31, 2005 we recorded a deemed dividend to preferred stockholders of $2,077,321. This amount represents the value attributed to the beneficial conversion feature of the Series A 8% Cumulative Convertible Preferred Stock issued during that period. In the year ended December 31, 2005, we also paid $64,000 in dividends to preferred stockholders in the form of additional shares of preferred stock. These amounts have been included in the calculation of net loss attributable to common stockholders for the year ended December 31, 2005. There were no dividends or deemed dividends in the year ended December 31, 2004.

Liquidity and Capital Resources

We have financed our operations since inception through the sale of equity securities and the issuance of debt. As of September 30, 2006, we had $13,922,000 in cash and equivalents, including $2,211,000 of restricted cash that is reserved for research and development activities.

During the nine months ended September 30, 2006, cash of approximately $4,206,000 was used in operations, primarily due to a net loss of $5,613,000, offset by non-cash stock-based compensation expense of $462,000, depreciation and amortization of $7,000, a decrease in prepaid expenses of $47,000 and an increase in accounts payable and accrued expenses of $891,000. During the nine months ended September 30, 2006, cash of approximately $2,001,000 was used in investing activities primarily due to the outstanding pledge of $2,058,000 in cash and equivalents associated with a letter of credit agreement with a bank as described in Note 10.

During the nine months ended September 30, 2006, cash of approximately $13,652,000 was provided by financing activities. The sale of common stock and warrants generated net proceeds of $13,847,000 after issuance costs, offset by the payment of $196,000 in dividends on the Series A cumulative convertible preferred stock.

We believe that our available cash and equivalents will be sufficient to meet our working capital requirements, including operating losses, and capital expenditure requirements into the third quarter of 2007, assuming that our business plan is implemented successfully.

We believe that we will need to raise additional capital during 2007 in order to support the pivotal Phase 3 clinical trial for NOV-002 and other research and development activities. Furthermore, we may license or acquire other compounds that will require capital for development. We may seek additional funding through collaborative arrangements and public or private financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our existing stockholders may result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates, or products which we would otherwise pursue on our own.

Even if we are able to raise additional funds in a timely manner, our future capital requirements may vary from what we expect and will depend on many factors, including the following:

•	the resources required to successfully complete our clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	continued progress in our research and development programs, as well as the magnitude of these programs;

•	the cost of manufacturing activities;

•	the costs involved in preparing, filing, prosecuting, maintaining, and enforcing patent claims;

•	the timing, receipt, and amount of milestone and other payments, if any, from collaborators; and

•	fluctuations in foreign exchange rates.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), to define fair value, establish a framework for measuring fair value in generally accepted accounting principles and expand disclosures about fair-value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with earlier application allowed. We are currently evaluating the effect of this standard on its future reported financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140 (“SFAS 155”), to simplify and make more consistent the accounting for certain financial instruments. SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair-value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair-value basis. SFAS 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on our future reported financial position or results of operations.

BUSINESS

We were incorporated in June 1996 as AVAM International, Inc. In October 1998, Novelos Therapeutics, Inc., a newly incorporated entity, merged into AVAM, and the name of AVAM was changed to Novelos Therapeutics, Inc. In June 2005, we merged with Common Horizons, Inc., a Nevada corporation. Following the merger, Common Horizons, Inc. changed its state of incorporation, by-laws, certificate of incorporation and fiscal year to that of Novelos and the surviving company was Novelos Therapeutics, Inc.

We are a biotechnology company commercializing oxidized glutathione-based compounds for the treatment of cancer and hepatitis. NOV-002, our lead compound, is currently in Phase 3 development for lung cancer under a Special Protocol Assessment and Fast Track. NOV-002 is also in Phase 2 development for chemotherapy-resistant ovarian cancer and early-stage breast cancer, and is also being developed for acute radiation injury. NOV-205, our second compound, is in Phase 1b development for chronic hepatitis C non-responders. Both compounds have completed clinical trials in humans and have been approved for use in Russia where they were originally developed.

NOV-002, our lead compound acts as a chemoprotectant and an immunomodulator. It is marketed in Russia by ZAO BAM under the trade name Glutoxim®, and has been administered to over 5,000 patients, demonstrating clinical efficacy and excellent safety. The U.S.-based Phase 1/2 clinical trial of NOV-002 for non-small cell lung cancer (NSCLC) has been completed and the treated group demonstrated improved objective tumor response (defined as greater than 50% tumor shrinkage) and higher tolerance of chemotherapy versus the control group. During an End-of-Phase 2 meeting (December 2005), the FDA agreed with us that advancing NOV-002 into a pivotal Phase 3 trial in advanced NSCLC, in combination with first-line chemotherapy, is warranted. In May 2006, we finalized a Special Protocol Assessment with the FDA for a single Phase 3 pivotal trial and obtained Fast Track designation in August 2006. The primary endpoint of this trial is overall survival, and we commenced patient enrollment in November 2006. In a 1996-98 Russian NSLC trial, NOV-002 increased the one-year survival rate from 17% to 63% when used in combination with chemotherapy. This result represents an 80% improvement over the U.S. survival rate of 35% that results from the current standard of care.

NOV-002 is also being developed to treat chemotherapy-resistant ovarian cancer. A U.S. Phase 2 trial is ongoing at Massachusetts General Hospital and Dana-Farber Cancer Institute. In a 1998 Russian review of case studies, NOV-002 sensitized previously platinum-resistant ovarian cancer patients to chemotherapy. In combination with NOV-002, 40% of the women responded favorably (partial or complete response) to the same chemotherapy that had failed previously.

NOV-002 is also being developed to treat early-stage breast cancer. These patients are often treated with chemotherapy to minimize or avoid surgical intervention. A planned U.S. Phase 2 trial will evaluate the ability of NOV-002 to enhance the effectiveness of such chemotherapy while diminishing dose-limiting side-effects.

NOV-002 is in addition being developed to treat acute radiation injury.

NOV-205, our second compound, acts as a hepatoprotective agent with immunomodulating and anti-inflammatory properties. Russian clinical studies completed in 1999 in hepatitis B and C patients showed that after treatment with NOV-205, viral load was undetectable in a high proportion of patients and serum biochemical markers of liver damage were significantly decreased. Our Investigational New Drug Application for NOV-205 as mono-therapy for chronic hepatitis C has been accepted by the FDA, and a U.S. Phase 1b trial in patients who previously failed treatment with pegylated interferon plus ribavirin is ongoing.

Our intellectual property portfolio includes four U.S. patents (plus a fifth notice of allowance), two European patents and one Japanese issued patent. Overall, we have a total of thirty patent applications filed worldwide, with coverage including composition of matter, method of use and manufacturing. The breadth of the intellectual property will also allow us to expand our pipeline by claiming and commercializing additional compounds that are based on oxidized glutathione.

We have devoted substantially all of our efforts towards the research and development of our product candidates. As of September 30, 2006, we have incurred approximately $9.0 million in research and development expense since our inception. We expect to increase our expenditures on research and development activities over the next 18 months.

Business Strategy

Our primary objective is to fully exploit our proprietary scientific and intellectual property portfolio in oxidized glutathione-based therapeutics. NOV-002, currently in Phase 3 development in the U.S., has demonstrated an excellent safety and efficacy profile in Russia as an adjunctive treatment to chemotherapy for a number of different cancers. The Russian data is particularly compelling in non-small cell lung cancer and platinum-resistant (i.e., resistant to initial chemotherapy) ovarian cancer, and the current as well as projected unmet medical need in these types of cancer is great. Positive results in a controlled U.S-based Phase 1/2 lung cancer study suggest that the Russian experience can be replicated here. Therefore, we are implementing a focused program in each of these indications designed in hope of gaining FDA approval in the shortest amount of time with a reasonable amount of expense.

We also intend to explore the commercial potential of NOV-002 for treatment of acute radiation injury in the U.S. and abroad to address the growing concern over catastrophic radiation exposure from, for example, a nuclear weapon, a “dirty bomb” or an accident at a nuclear power plant. Significantly, animals treated with NOV-002 demonstrated substantially increased survival rates (two- to three-fold, measured at thirty days post-radiation) compared to the irradiated control animals. In addition, NOV-002 treated animals did not experience severe neutropenia (loss of white blood cells used for fighting off infections) and demonstrated significantly higher bone marrow cell counts than the control (bone marrow is the source of white blood cells). In February 2006, we submitted a proposal to the Department of Health and Human Services (“HHS”) for the use of NOV-002 to treat subjects that may develop Acute Radiation Syndrome (“ARS”) after exposure to high levels of penetrating radiation. In June 2006, HHS notified us that our proposal was within the competitive range for discussion and further evaluation. In October 2006, HHS notified us that NOV-002 was not eligible for procurement under this specific award.

NOV-205 has demonstrated the ability to substantially decrease the viral load of patients with either hepatitis B or C as well as to restore normal liver function as evidenced by blood biochemical markers. In the U.S., both hepatitis B and C are relatively large markets, but hepatitis B is reasonably well served. Therefore, we will concentrate clinical development efforts on chronic hepatitis C, which should represent a more direct path to regulatory approval as well as providing patients with an improved therapy regimen. We will seek to out-license the hepatitis B indication in the Far East where the incidence of the disease is very high.

For both NOV-002 and NOV-205, we plan to develop the product in the U.S. to the point where initiation of a pivotal trial is possible for strategic indications. At that point, we plan to out-license the drug and indication in Europe and/or Japan and use resources from these arrangements to offset, in part, the expense of the pivotal trials. In addition, we plan to out-license non-strategic indications, like hepatitis B, in markets like the Far East (including China and India).

Technology Overview

Glutathione is a naturally occurring substance present in nearly all cells of the body. The glutathione pathway consists of oxidized glutathione, the primary component of NOV-002, and associated metabolic enzymes. It is considered to be the most important cellular system for protection against the toxic effects of a variety of cell-damaging molecules. More recently, it has become evident that in addition to this cell protective role, a key function of the glutathione system is to dynamically regulate cell function by reversibly altering the structure of proteins via a process termed glutathionylation. The resulting activation/inhibition of protein function is analogous to the much-studied role of protein phosphorylation as a cellular regulatory mechanism.

Thus, changes in the ratio of intracellular reduced and oxidized glutathione can trigger glutathionylation, affecting cell signaling pathways that govern a variety of critical cell functions including gene expression, cell proliferation, growth arrest and apoptosis (programmed cell death). Importantly, it has been shown that oxidized glutathione itself is capable of causing protein glutathionylation leading to changes in cell signaling pathway function. Examples of effects of oxidized glutathione on gene expression include regulation of gene transcription factors such as NFkB and AP-1, which have been shown to have pivotal roles in the regulation of many genes involved in immune and inflammatory responses, including cytokines and growth factors. Findings with NOV-002 in animals and humans (e.g., cell protection; effects on cytokine production and blood cell proliferation; immune system modulation) are consistent with the hypothesis that it may act, at least in part, by such a mechanism.

Pharmacological manipulation of reduced and oxidized glutathione (e.g., including protein glutathionylation) can have multiple and parallel effects on cells, with the overall impact on cell function being dependent upon the type of cell and its physiological state (i.e., normal or diseased). In light of this complexity, identification of the precise molecular targets of NOV-002, which account for its clinical effects, is the subject of ongoing study.

Products in Development

Our current developmental pipeline of drugs is based on oxidized glutathione, a natural metabolite, that has shown excellent safety as well as preclinical and clinical efficacy in numerous cancers, hepatitis B and C, HIV, psoriasis, tuberculosis and certain other diseases. The lead products are believed to act via modulation of critical regulatory molecules that mediate immune function, tumor progression (in combination with chemotherapy), and drug detoxification.

NOV-002

NOV-002 is an injectable, small-molecule derivative of a natural metabolite that is being developed in combination with chemotherapy for treatment of lung, ovarian and breast cancer.

NOV-002 for Non-Small Cell Lung Cancer

In the U.S., NOV-002 is in Phase 3 development for non-small cell lung cancer under a Special Protocol Assessment and Fast Track. NOV-002 is approved in Russia for general medicinal usage as an immunostimulant in combination with chemotherapy and antimicrobial therapy, and specifically for indications such as tuberculosis and psoriasis. Efficacy and excellent safety have been demonstrated in trials with 340 patients in Russia with several types of cancer including: non-small cell lung cancer, colorectal cancer, pancreatic cancer, breast cancer and ovarian cancer. Since the Russian Ministry of Health approval in 1998, NOV-002 has been administered to over 5,000 patients.

According to the American Cancer Society, in 2006 about 1.4 million U.S. men and women are expected to be diagnosed with cancer. In 2006 over 550,000 U.S. cancer patients are expected to die, which makes cancer the second leading cause of death in the U.S., exceeded only by deaths related to heart disease. Lung cancer is the leading cause of cancer death in the U.S. It is expected that in 2006, approximately 175,000 people will be diagnosed with lung cancer and more than 160,000 will die as a result. According to Globocan, there were 900,000 cases of lung cancer worldwide and 800,000 resulting deaths in 2002. According to Needham & Company, the pharmaceutical market for treating lung cancer in the U.S. was approximately $800 million in 2003. Non-small cell lung cancer accounts for more than 80% of lung cancer. Only about 15% of non-small cell lung cancer patients are diagnosed early enough to be eligible for surgery.

Platinum-based chemotherapy regimens are standard first-line treatment for advanced non-small cell lung cancer patients, since these patients are not eligible for surgery. Carboplatin and paclitaxel are the most common combination therapy in the U.S., while cisplatin and gemcitabine are more common in Europe. During treatment, patients continue to be subject to serious adverse effects. According to December 2003 Credit Suisse First Boston and UBS reports and Phase 3 clinical trials conducted prior to 1999, the one-year survival rate for first-line therapy is typically only about 35%, median survival is approximately 8.5 months and an objective response rate is about 20%. Overall, less than 5% of the patients survive five years. Docetaxel is approved for use as second-line treatment of non-small cell lung cancer. New regimens with existing cytotoxic drugs are expected to provide only incremental improvements in efficacy and/or safety, but are very expensive. Newly emerged targeted biologic therapies, such as Astra Zeneca’s IRESSA®, OSI’s TARCEVA® and Genentech’s AVASTIN®, may offer some limited benefit for certain patients, but overall efficacy has remained low, there are safety concerns and the costs are very high. Thus, there is a lack of effective treatments for non-small cell lung cancer, particularly for late stage patients.

NOV-002, unlike any other marketed drug or product in development, appears to increase toleration and efficacy of chemotherapy in that it allows the patient to safely undergo more cycles of chemotherapy (demonstrated in both U.S. and Russian studies), produces a clinical survival benefit (63% and 55% one-year survival in Russian studies versus 35% typical in the U.S.) and demonstrated better tumor shrinkage (69% of the patients treated with NOV-002 plus chemotherapy had 50% or greater tumor shrinkage versus only 33% of the chemotherapy-alone-treated patients). We expect that NOV-002 will be used in combination with first-line chemotherapy treatments and may be complementary to second-line and recently emerging third-line products. Furthermore, we expect that NOV-002 may be used in all disease stages for non-small cell lung cancer and other solid tumors.

The Russian preclinical and clinical data set (including clinical safety and efficacy, extensive animal toxicology studies and a comprehensive chemistry and manufacturing package) was accepted by the FDA as the basis of an Investigational New Drug (IND) application, leading to a Novelos-sponsored Phase 1/2 clinical trial in advanced non-small cell lung cancer in late 1999. The aim of the Phase 1/2 clinical study was to demonstrate safety, detect trends towards efficacy, compare routes of administration and support initiation of a Phase 3 study. The FDA advised us in December 2005 that they agreed that advancing NOV-002 into a pivotal Phase 3 study in advanced non-small cell lung cancer, in combination with first-line chemotherapy, is warranted. We finalized a Special Protocol Assessment with the FDA in May 2006 for a single pivotal Phase 3 trial in advanced NSCLC in combination with first-line chemotherapy, and obtained Fast Track designation in August 2006. The primary endpoint of this trial is overall survival, and we commenced enrollment in November 2006.

In the U.S. Phase 1/2 non-small cell lung cancer clinical trial of NOV-002, 44 chemotherapy-naive late-stage lung cancer patients who had not received prior chemotherapy were randomized to one of three groups for six months of treatment:

•	Group A: NOV-002, administered intravenously and intramuscularly, in combination with cytotoxic chemotherapy (carboplatin + paclitaxel).

•	Group B: NOV-002, administered intravenously and subcutaneously, in combination with cytotoxic chemotherapy.

•	Group C: Cytotoxic chemotherapy alone was administered to this control group.

Based on the study protocol, the intent-to-treat analysis of the best overall objective tumor response (e.g., complete or partial tumor shrinkage) showed that eleven out of sixteen (69%) NOV-002-treated patients in Group B demonstrated greater than 50% tumor shrinkage versus only five out of fifteen (33%) in the control group (C). Six out of thirteen (46%) patients in Group A demonstrated an objective response. The difference between groups B and C was statistically significant (p=0.044).

Further, NOV-002-treated patients better tolerated cytotoxic chemotherapy as evidenced by their ability to receive more cycles of chemotherapy compared to the control group (C). 100% of patients in Group B and 85% in Group A were able to complete four cycles of chemotherapy, while only 50% of control group patients (C) were able to do so. The differences between groups was statistically significant (p=0.004).

In St. Petersburg, Russia, a multi-center, randomized, open-label study was conducted to evaluate the safety and efficacy of NOV-002 in patients with advanced non-small cell lung cancer. The overall results of the Russian non-small cell lung cancer study were impressive. NOV-002, used in combination with chemotherapy, dramatically and significantly increased the one-year survival rate (63% treated group vs. 17% control, p<0.05). NOV-002 significantly improved patients’ ability to conduct daily activities and quality of life, increased tolerance to chemotherapy, improved hematologic parameters and improved or normalized kidney/liver toxicity markers. Importantly, no NOV-002-associated adverse effects were observed. In addition, in an independent study in advanced non-small cell lung cancer study of similar design in Moscow, 55% of the patients treated with NOV-002 survived for one year.

NOV-002 for Chemotherapy (Platinum)-Resistant Ovarian Cancer

According to the American Cancer Society, in 2006 approximately 20,000 U.S. women are expected to be diagnosed with ovarian cancer and 15,000 women are expected to die from it. According to Needham & Company, the pharmaceutical market for treating ovarian cancer was estimated to be $280 million in 2003. There is a lack of effective treatment, particularly in the case of refractory patients (those who do not respond to chemotherapy).

First-line chemotherapy treatment is the same in ovarian cancer as in non-small cell lung cancer. Standard first-line treatment for ovarian cancer patients is carboplatin and paclitaxel chemotherapy combination. Doxorubicin and topotecan alternate as second- and third-line chemotherapy treatments.

Refractory ovarian cancer patients have a very poor prognosis because they are faced with inadequate therapeutic options. According to a Lehman Brothers report dated September 2002, response rates from second-line treatments, such as doxorubicin and topotecan, are typically less than 12%. Once a woman’s ovarian cancer is defined as platinum resistant, the chance of having a partial or complete response to further platinum therapy is typically less than 10%, according to Berkenclit, J.Repro. Med., 2005.

In Russia in 1998, twenty ovarian cancer case studies were analyzed. All of these patients were treated for three cycles with platinum-based chemotherapy but continued with progressive disease according to qualitative assessments and Cancer Antigen 125. The patients were then treated with NOV-002 for three to four weeks, followed by three more cycles of the same platinum-based chemotherapy (which they previously failed to respond to) in conjunction with NOV-002. The observed 40% objective response rate across these case studies compares very favorably to current alternatives. Objective response is defined as partial (50% or greater tumor reduction) or complete response; it does not include stabilization of the disease or small reductions in tumor size. An additional 40% of patients in the Russian analysis displayed stable disease.

In the U.S., a Phase 2 trial in chemotherapy-resistant ovarian cancer patients is ongoing at Massachusetts General Hospital and Dana-Farber Cancer Institute.

NOV-002 for Neoadjuvant Treatment of Breast Cancer

We are also developing NOV-002 to treat early-stage breast cancer in combination with chemotherapy. These patients are often treated with chemotherapy to minimize or avoid surgical intervention. A planned U.S. Phase 2 trial will evaluate the ability of NOV-002 to enhance the effectiveness of such chemotherapy while diminishing dose-limiting side-effects.

NOV-002 for Treatment of Acute Radiation

Significant market opportunity and unmet need exist for a drug that may safely treat the effects of acute radiation injury. In today’s world, there appears to be more concern than ever about an attack by a nuclear weapon, a “dirty bomb” or an attack or accident at a nuclear power plant. The majority of deaths following such an attack do not result from the explosion itself, but from bone marrow suppression, which in turn leads to neutropenia (severe loss of white blood cells, neutrophils, leaving the body defenseless against infections) and depletion of platelets (key clotting factors that stop bleeding). The window of opportunity to treat radiation injury is short, thus the drug would need to be stockpiled at the local level in high risk areas, such as military bases, major population centers and within a 10-50 mile radius of a nuclear power plant facilities.

Current post-radiation exposure treatment options are essentially non-existent. Potassium iodide is the only pharmaceutical agent that has been stockpiled in the event of radiation exposure. However, it is effective only in reducing the risk of thyroid cancer, and does not protect the body from acute radiation injury. Similarly, the FDA recently approved pentetate calcium trisodium injection and pentetate zinc trisodium injection, which have already been in use for decades to treat radiation contamination caused by industrial accidents. The goal of treatment with these agents is to help remove the radioactive elements from the body and reduce the risk of the development of illnesses such as cancer that can occur years after exposure, but they do not address acute radiation injury.

NOV-002 has been safely administered to several thousand Russian patients since the mid-1990s and to a limited number of subjects in a U.S. Phase 1/2 lung cancer trial. Further, NOV-002 has already demonstrated the ability to restore hematological parameters and boost immune function in cancer patients receiving cytotoxic chemotherapy. In Russian preclinical experiments in 2003, groups of mice and rats were exposed to lethal levels of ionizing radiation. The animals treated with NOV-002 post-exposure demonstrated an increased survival of two- to three-fold (measured at thirty days post-exposure) compared to the irradiated control animals. Moreover, there was a 2.5-fold increase in the number of hematopoietic colony-forming units in the spleens of mice receiving NOV-002 after radiation compared to those receiving radiation alone. In another experiment, two groups of rats were irradiated. The control group received no treatment. The treated group received daily injections of NOV-002. The NOV-002-treated animals did not experience severe neutropenia and demonstrated increased survival.

We intend to explore the commercial potential of NOV-002 for radiation protection in the U.S. and abroad to address the growing concern over catastrophic radiation exposure from a nuclear weapon, a “dirty bomb”, or an attack/accident at a nuclear power plant. Meanwhile, we are working with Shriners Hospitals to conduct studies in animal models to confirm and expand upon the positive results in treatment of acute radiation injury with NOV-002 demonstrated in Russian experiments.

NOV-205

NOV-205 for Chronic Hepatitis C

NOV-205 is a unique, injectable, small-molecule proprietary formulation of oxidized glutathione and inosine. We are developing NOV-205 in the U.S. for the treatment of chronic hepatitis C.

According to the World Health Organization, chronic hepatitis C affected 170 million people worldwide in 2003, and up to four million people are newly infected each year. Chronic infection can progress to cirrhosis and end-stage liver disease. While there are varying estimates about the size of the global market for hepatitis C drugs, according to PharmaWeek November 2005 the U.S. market alone was believed to be $800 million in 2004 and the current global market is believed to be in excess of $2 billion per year, growing to $4 billion by 2007 and possibly $10 billion by 2012. In the U.S., according to the Centers for Disease Control and Prevention, an estimated 3.9 million persons were infected with hepatitis C, and 2.7 million persons in the U.S. had chronic infection in 2003. Further, hepatitis C infections account for approximately 30,000 new infections and 8,000-10,000 deaths each year in the U.S.

NOV-205 was approved in Russia by the Ministry of Health in 2001 as mono-therapy for the treatment of hepatitis B and C. The Russian approval of NOV-205 was supported by a Russian New Drug Application, which included studies in hepatitis B and C totaling 90 treated patients. An additional 88 patients were treated in previous anecdotal studies. After relatively short treatment periods (1-2 months) the drug was shown to eliminate the viral load in hepatitis B patients and to decrease viral load below detection in 40-60% of hepatitis C subjects. Importantly, these reductions were largely maintained during 1-3 months of post-treatment follow-up. In addition, NOV-205 improved liver function as evidenced by significant reductions in serum biochemical markers of liver toxicity. No NOV-205-related adverse events were reported among any of the 178 patients treated in these studies.

The therapeutic profile of NOV-205 contrasts sharply with those of currently approved therapies in the U.S., which have limited effectiveness, are expensive and have severe side effects, particularly in the case of chronic hepatitis C. For example, pegylated interferon and ribavirin combinations have limitations of safety and tolerability (40-65% of treated patients experience fatigue, depression, fever, headaches, muscle pain, anemia). Furthermore, these drugs are effective in only a fraction of the patient population and are very expensive. Other new products for hepatitis C, beyond variations of ribavirin and interferon (e.g., HCV protease inhibitors), are at early stages of development and could potentially be used in combination with NOV-205.

On the basis of the clinical and pre-clinical data package underlying Russian approval of NOV-205 in combination with U.S. chemistry and manufacturing information, Novelos filed an Investigational New Drug Application with the FDA for NOV-205 as mono-therapy in chronic hepatitis C in March 2006. The FDA accepted our Investigational New Drug Application in April 2006, and a U.S. Phase 1b trial in patients who previously failed treatment with pegylated interferon plus ribavirin commenced in September 2006.

Preclinical Research Program

Our preclinical research program is aimed at (a) gaining a better understanding of the mechanism(s) of action of our oxidized glutathione-based drug products and (b) adding to the Russian non-clinical data information that will be required for ultimate FDA filing of our products. This research is being performed via a network of academic and commercial (i.e., contract research organizations) laboratories.

We are engaged in funded research collaboration with the laboratory of Kenneth Tew, Ph.D., D.Sc., Chairman of the Department of Cell and Molecular Pharmacology and Experimental Therapeutics at The Medical University of South Carolina. Dr. Tew is also chairman of our Scientific Advisory Board. The general objectives of this research program are to add to the understanding of NOV-002 and NOV-205 as drug products, particularly with respect to their molecular and cellular mechanism(s) of action and to facilitate: (1) the design and execution of clinical studies, (2) the interactions with the FDA and (3) the interactions with others in the scientific community.

We are also working with Jeffrey Gelfand, M.D., senior advisor for international medical affairs at Partners Healthcare System (Massachusetts General Hospital, Harvard Medical School, Dana-Farber Cancer Institute, Brigham and Women’s Hospital) and director of the Center for Integration of Medicine and Innovative Technology. We have funded Dr. Gelfand’s new laboratory at Shriners Hospitals to conduct studies in animal models to confirm and expand upon the positive results in treatment of acute radiation injury with NOV-002 demonstrated in Russian experiments.

We also intend to continue to collaborate, through ZAO BAM, with leading Russian research institutions in Moscow and St. Petersburg, to enhance the basic science of the glutathione pathway, support development of NOV-002 and NOV-205 and develop additional products and product forms. Further, through our other contacts in Russia, we believe we have access to products and technologies developed by other Russian research institutions and scientists.

Manufacturing

Our proprietary manufacturing process is well-established, simple, inexpensive and scalable. We have used U.S. and Canadian contract manufacturing facilities to support our U.S. development efforts. We do not plan to build manufacturing capability over the next several years. Rather, we plan to continue to employ contract manufacturers.

The active pharmaceutical ingredient of NOV-002 is manufactured in the U.S. in compliance with current Good Manufacturing Principles at Synthetech, Inc. (Albany, OR) in a single, very cost effective synthetic step and then lyophilized into a powder at Oregon Freeze Dry, Inc. (Albany, OR). It is then filled, finished and packaged at Hyaluron (Burlington, MA) as a sterile filtered, aseptically processed solution for intravenous, intramuscular and/or subcutaneous use. NOV-002 Clinical Trial Material, API and vials, has successfully completed 36-month stability studies.

Similar to NOV-002, NOV-205’s active pharmaceutical ingredient is manufactured in compliance with current Good Manufacturing Principles in a single, very cost effective, synthetic step at Synthetech, Inc. and then lyophilized into a powder at Oregon Freeze Dry, Inc. It is then filled, finished and packaged at Dalton Pharma Services Inc. (Toronto, Canada).

Intellectual Property

We own all intellectual property rights worldwide (excluding Russia and other states of the former Soviet Union) related to both clinical-stage compounds (i.e., NOV-002 and NOV-205) and other pre-clinical compounds based on oxidized glutathione. We have four issued patents in the U.S., and received a notice of allowance for a fifth U.S. patent in September 2006. We also have two issued patents in Europe and one in Japan. Overall, we have filed over 30 patent applications worldwide.

We believe that our breadth of intellectual property will allow us to expand our pipeline by claiming and commercializing additional compounds that are based on oxidized glutathione.

Employees

As of November 1, 2006, we have seven employees, all of whom are full-time employees. We believe our relationships with our employees are good.

Regulation

The manufacturing and marketing of NOV-002 and NOV-205 and our related research and development activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. We anticipate that these regulations will apply separately to each drug and compound in our drug therapy technology. We believe that complying with these regulations will involve a considerable level of time, expense and uncertainty.

In the United States, drugs are subject to rigorous federal regulation and, to a lesser extent, state regulation. The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our drugs. Drug development and approval within this regulatory framework is difficult to predict and will take a number of years and involve the expenditure of substantial resources.

The steps required before a pharmaceutical agent may be marketed in the United States include:

•	Pre-clinical laboratory tests, in vivo pre-clinical studies, and formulation studies;

•	The submission to the FDA of an Investigational New Drug Application for human clinical testing, which must become effective before human clinical trials can commence;

•	Adequate and well controlled human clinical trials to establish the safety and efficacy of the product;

•	The submission of a New Drug Application or Biologic Drug License Application to the FDA; and

•	FDA approval of the New Drug Application or Biologic Drug License Application prior to any commercial sale or shipment of the product.

In addition to obtaining FDA approval for each product, each product manufacturing facility must be registered with and approved by the FDA. Manufacturing facilities are subject to biennial inspections by the FDA and must comply with the FDA’s Good Manufacturing Practices for products, drugs and devices.

Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of commercial sales of the drug in such countries. The requirements governing the conduct of clinical trials and drug approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country at this time has its own procedures and requirements.

LITIGATION

We are not a party to any legal proceedings the outcome of which, in the opinion of our management, would have a material adverse effect on our business, financial condition, or results of operations.

PROPERTIES

We lease our executive offices in Newton, Massachusetts. Our office consists of approximately 2,200 square feet and is rented for approximately $5,700 per month. This lease expires in August 2007. We believe that our present facilities are adequate to meet our current needs. If new or additional space is required, we believe that adequate facilities are available at competitive prices.

MANAGEMENT

Directors and Executive Officers

Our current directors and executive officers are:

Name	Age	Position
Simyon Palmin	62	Chairman of the Board
Harry S. Palmin	36	President, Chief Executive Officer, Director
George R. Vaughn	52	Chief Financial Officer and Chief Accounting Officer
M. Taylor Burtis	55	Vice President of Regulatory, Quality and Compliance
Christopher J. Pazoles, Ph.D.	55	Vice President of Research and Development
Michael J. Doyle (1) (2) (3)	47	Director
Sim Fass, Ph.D. (1) (2) (3)	63	Director
David B. McWilliams (2) (3)	62	Director
Howard M. Schneider (1) (3)	62	Director

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of the nominating and corporate governance committee.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. Simyon Palmin is the father of Harry Palmin.

Simyon Palmin. Mr. Palmin founded us in 1996. He has served as our chairman of the board and director of Russian relations since 1996. From 1996 to February 2004, he served as our chief executive officer. From 1984 to 1998, Mr. Palmin served as vice president of strategic planning and vice president of new product development of Design Components Inc. Mr. Palmin received a B.S. in naval instrumentation from St. Petersburg Navy Institute, St. Petersburg, Russia and a M.A. in aviation instrumentation from the Institute of Aviation Instrumentation, St. Petersburg, Russia. He also completed studies for a Ph.D. in electrical engineering.

Harry S. Palmin. Mr. Palmin has served as our president and a director since 1998 and our chief executive officer since January 2005. From 1998 to September 2005, he served as our acting chief financial officer. From 1996 to 1998, he was a vice president at Lehman Brothers and from 1993 to 1996, he was an associate at Morgan Stanley & Co. Mr. Palmin earned a B.A. in economics and business, magna cum laude, and a M.A. in international economics and finance from the International Business School at Brandeis University. He has also studied at the London School of Economics and the Copenhagen Business School.

George R. Vaughn. Mr. Vaughn has served as our chief financial officer and chief accounting officer since September 2005. Since April 2001, Mr. Vaughn has been President of Vaughn & Associates, P.C., a professional services organization he founded in 1995 that provides interim and part-time chief financial officer, outsourced financial management, and tax advisory services for emerging and established businesses, including Novelos. From 1990 to 1995, Mr. Vaughn served as chief financial officer of XRL, Inc. Mr. Vaughn is a certified public accountant and is a member of the American Institute of Certified Public Accountants and the Massachusetts Society of Certified Public Accountants. He holds a B.S. in business administration from Stonehill College.

Christopher J. Pazoles, Ph.D. Dr. Pazoles has served as our vice president of research and development since July 2005. From May 2004 to June 2005, he held a senior research and development position at the Abbott Bioresearch Center, a division of Abbott Laboratories. From October 2002 to January 2004, he served as chief operating officer and head of research and development at ALS Therapy Development Foundation. From 1994 to October 2002, Dr. Pazoles served as vice president of research for Phytera, Inc. From 1981 to 1994, he served as a researcher and senior manager with Pfizer. Dr. Pazoles holds a Ph.D. in microbiology from the University of Notre Dame.

M. Taylor Burtis. Ms. Burtis has served as our vice president of regulatory, quality and compliance since July 2005. From October 2004 to June 2005, she served as a senior director of regulatory affairs at Therion Biologics. From November 2003 to September 2004, she served as a senior director of regulatory affairs at Antigenics. From May 2000 to October 2003, Ms. Burtis served as an associate director for worldwide regulatory affairs at Wyeth BioPharma. From 1996 to April 2000, she served as a senior manager of regulatory affairs at Genentech. From 1992 to 1996, Ms. Burtis was an FDA consumer safety officer in the Office of Compliance at the Center for Biologics Evaluation and Research. From 1991 to 1992, Ms. Burtis served as a medical research manager at Boston Veterans Administration Center. From 1987 to 1991, she served as a research lab manager at Children’s Hospital, from 1985 to 1987, she served as a laboratory director at Brigham & Women’s Hospital and from 1980 to 1985, she served as a technical specialist international liaison with the American Red Cross. Ms. Burtis earned a B.S. in biology from Framingham State College and a M.B.A. in operations and strategy from Simmons College.

Michael J. Doyle. Mr. Doyle has served as one of our directors since October 2005. Since April 2006, he has served as chief executive officer of Advantedge Healthcare Solutions. From January 2005 to March 2006, he served as chief executive officer of Windward Advisors. From March 2000 to December 2004, Mr. Doyle served as chairman and chief executive officer of Salesnet. From 1989 to 1997, he served as chairman and chief executive officer of Standish Care/Carematrix, a company he founded. He received a B.S. in biology from Tufts University and a M.B.A. with a concentration in finance and health care from the University of Chicago, where he was a Kaiser Fellow.

Sim Fass, Ph.D. Dr. Fass has served as one of our directors since February 2005. Dr. Fass served as chief executive officer and chairman of Savient Pharmaceuticals from 1997 to 2004, its president and chief executive officer from 1984 to 1997, and its chief operating officer from 1983 to 1984. From 1980 to 1983, Dr. Fass served as vice president and general manager of Wampole Laboratories. From 1969 to 1980, he held a number of marketing, sales and senior management positions at Pfizer, Inc in both pharmaceuticals and diagnostics. He received a B.S. in biology and chemistry from Yeshiva College and a doctoral degree in developmental biology/biochemistry from the Massachusetts Institute of Technology.

David B. McWilliams. Mr. McWilliams has served as one of our directors since March 2004. From February 2004 to December 2004, Mr. McWilliams performed chief executive officer services for us. Since August 2004, Mr. McWilliams has served as chief executive officer of Opexa Therapeutics, Inc. From 1992 to March 2002, he served as president, chief executive officer and a director of Encysive Pharmaceuticals (formerly Texas Biotech). From 1989 to 1992, Mr. McWilliams served as president, chief executive officer and director of Zonagen. From 1984 to 1988, he served as president and chief executive officer of Kallestad Diagnostics. From 1980 to 1984, he served as president of Harleco Diagnostics Division. From 1972 to 1980, he was an executive at Abbott Laboratories, rising to general manager for South Africa. From 1969 to 1972, he was a management consultant at McKinsey & Co. Mr. McWilliams is also a director of Fairway Medical Technologies, Houston Technology Center and Texas Healthcare and Bioscience Institute. Mr. McWilliams received a M.B.A. in finance from the University of Chicago and a B.A. in chemistry, Phi Beta Kappa, from Washington and Jefferson College.

Howard M. Schneider. Mr. Schneider has served as one of our directors since February 2005. From January to December 2003, he served as chief executive officer of Metrosoft, Inc., and had been an advisor to such company from July to December 2002. From May 2000 to May 2001, he served as president of Wofex Brokerage, Inc. and from 1965 to 1999, he served as an executive at Bankers Trust Company, holding a variety of positions in the commercial banking and investment banking businesses. Mr. Schneider received a B.A., magna cum laude, in economics from Harvard College and a M.B.A. with distinction from New York University.

Employment Agreements

On January 31, 2006, we entered into an employment agreement with Harry Palmin effective January 1, 2006, whereby he agreed to serve as our president and chief executive officer for an initial term of two years at an annual salary of $225,000. He is eligible to receive an annual cash bonus at the discretion of the compensation committee and he is entitled to participate in our employee fringe benefit plans or programs generally available to our senior executives. The agreement provides that in the event that we terminate Mr. Palmin without cause or he resigns for good reason (as defined below), we will (i) pay Mr. Palmin his pro rata share of the average of his annual bonus paid during the two fiscal years preceding his termination; (ii) pay Mr. Palmin his base salary for 11 months after the date of termination; (ii) continue to provide him benefits for 11 months after the date of termination; and (iii) fifty percent of his unvested stock options will vest. The agreement also contains a non-compete provision, which prohibits Mr. Palmin from competing with us for one year after termination of his employment with us.

‘‘Cause’’ means (i) gross neglect of duties for which employed; (ii) committing fraud, misappropriation or embezzlement in the performance of duties as our employee; (iii) conviction or guilty or nolo plea of a felony or misdemeanor involving moral turpitude; or (iv) willfully engaging in conduct materially injurious to us or violating a covenant contained in the employment agreement.

‘‘Good Reason’’ means (i) the failure of our board of directors to elect Mr. Palmin to the offices of president and chief executive officer; (ii) the failure by our stockholders to continue to elect Mr. Palmin to our board of directors; (iii) our failure to pay Mr. Palmin the compensation provided for in the employment agreement, except for across the board cuts applicable to all of our officers on an equal percentage basis; provided that such reduction is approved by our board of directors; (iv) relocation of Mr. Palmin’s principal place of employment to a location beyond 50 miles of Newton, Massachusetts; (v) a reduction of base salary or material reduction in other benefits or any material change by us to Mr. Palmin’s function, duties, authority, or responsibilities, which change would cause Mr. Palmin’s position with us to become one of lesser responsibility, importance, or scope; and (vi) our material breach of any of the other provisions of the employment agreement.

On July 15, 2005, we entered into an employment agreement with Christopher J. Pazoles, Ph.D., whereby he agreed to serve as our vice president of research and development for an initial term of two years. His annual salary is $192,000 for the first year and $195,000 for the second year. Dr. Pazoles is also entitled to a minimum cash bonus of $16,000 at the end of the first year and $25,000 at the end of the second year. Dr. Pazoles’ agreement provides that he is entitled to participate in our employee fringe benefit plans or programs generally available to our senior executives. The agreement further provides that in the event that we terminate Dr. Pazoles without cause or he resigns for good reason (as defined below), we will (i) pay Dr. Pazoles his base salary through the remainder of the term of his employment agreement in monthly installments; (ii) continue to provide him benefits for 12 months after the date of termination; and (iii) pay, on a prorated basis, any minimum bonus or other payments earned.

Dr. Pazoles also entered into a nondisclosure and development agreement with us, which prohibits him from competing with us and soliciting our employees or customers during the term of his employment and for two years thereafter. If we terminate his employment without cause, this prohibition will only extend for six months after his termination.

“Cause” means Dr. Pazoles (i) has willfully failed, neglected, or refused to perform his duties under the employment agreement; (ii) has been convicted of or pled guilty or no contest to a crime involving a felony; or (iii) has committed any act of dishonesty resulting in material harm to us.

“Good Reason” means that Dr. Pazoles has resigned due to our failure to meet any of our material obligations to him under the employment agreement.

On March 21, 2006, our board of directors approved a 5% increase in Dr. Pazoles’ base salary. This increase became effective on April 1, 2006.

Compensation of Directors and Executive Officers

Director Compensation

As of January 1, 2006, we pay our non-employee directors a cash fee of $4,000 per quarter. The non-employee directors also receive a fee of $1,000 for any board or committee meeting attended or $500 for each telephonic board or committee meeting in which the director participated. We also pay each non-employee director who serves as the chair of the audit committee an additional annual fee of $5,000 and each non-employee director who serves as the chairman of the compensation and nominating and corporate governance committees an additional annual fee of $3,000. We will also reimburse directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings and undertaking certain matters on our behalf. Directors who are our employees will not receive separate fees for their services as directors. For the year ended December 31, 2005, the chairman of our audit committee was paid $5,000 in fees. No other director received a cash fee during 2005.

Non-employee directors also receive stock option grants under our option plan. Commencing January 1, 2006, options to purchase 5,000 shares of our common stock are granted to each non-employee director per quarter at the closing price of our common stock on the last day of the quarter. These options vest on a quarterly basis over a two-year period.

Mr. Schneider and Mr. Fass each received a non-qualified stock option to purchase 100,000 shares of our common stock in February 2005. Michael J. Doyle received a non-qualified stock option to purchase 100,000 shares of our common stock in October 2005. All options were granted at the fair market value on the date of grant.

Executive Officer Compensation

Summary Compensation: The following table sets forth certain information about the compensation we paid or accrued with respect to our chief executive officer and our most highly compensated officers (other than our chief executive officer) who served as executive officers during the year ended December 31, 2005 and whose annual compensation exceeded $100,000 for the year ended December 31, 2005.

Other annual compensation in the form of perquisites and other personal benefits has been omitted as the aggregate amount of those perquisites and other personal benefits was less than $50,000 in the aggregate and constituted less than ten percent of the executive officers’ respective total annual salary and bonus.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary ($)		Securities Underlying Options (#)
Harry S. Palmin	2005	$148,000		400,000
President, Chief Executive Officer	2004	$155,000	(1)	330,000
Christopher J. Pazoles, Ph.D.	2005	$118,500	(2)	200,000
Vice President of Research and Development	2004	$26,000		16,667

(1) Mr. H. Palmin earned $155,000; but he forgave $119,167 of this salary.

(2) On March 21, 2006, our board of directors approved a 5% increase in Dr. Pazoles’ base salary. This increase became effective on April 1, 2006.

Option grants in last fiscal year. The following table sets forth certain information about stock options granted during the year ended December 31, 2005 by us to the executive officers named in the summary compensation table.

Option grants in last fiscal year

	Individual Grants
Name	Number of securities underlying options granted		% of total options granted to employees in fiscal year	Exercise or base price ($/share)	Expiration date
Harry S. Palmin	250,000	(1)	14%	$0.01	1/31/2015
	150,000	(1)	8%	$0.01	3/31/2015
Christopher J. Pazoles, Ph.D.	200,000	(2)	11%	$0.01	4/08/2015

(1)	These shares initially vested over a two-year period. Pursuant to their terms, the shares fully vested upon the completion of a non-bridge loan financing, which occurred in the second quarter of 2005.

(2)	These shares vest 25% each six-month period over two years from date of grant.

Fiscal year-end option table. The following table sets forth certain information regarding stock options held as of December 31, 2005 by the executive officers named in the summary compensation table.

The value of unexercised in-the-money options is based on a price of $2.00 per share, the fair market value of our stock on December 30, 2005, minus the per-share exercise price, multiplied by the number of shares underlying the option. Actual gains, if any, will depend on the value of the common stock on the date of the sale of the shares.

Aggregated option exercises in last fiscal year and fiscal year-end option values

			Number of securities underlying options at fiscal year-end		Value of in-the-money options at fiscal year-end
Name	Shares acquired on exercise (#)	Value realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Harry S. Palmin	—	—	734,752	2,378	$1,458,878	$3,091
Christopher J. Pazoles, Ph.D.	—	—	66,667	150,000	132,667	298,500

Equity compensation plans

The following table provides information as of December 31, 2005 regarding shares authorized for issuance under our equity compensation plans, including individual compensation arrangements.

The equity compensation plan approved by our stockholders is our 2000 stock option and incentive plan. We issued options to our directors and consultants that were not approved by our stockholders. These options are exercisable within a ten-year period from the date of the grant and vest at various intervals with all options being fully vested within three years of the date of grant. The option price per share is not less than the fair market value of our common stock on the date of grant.

Equity compensation plan information

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	73,873	$3.16	0
Equity compensation plans not approved by stockholders	2,653,778	$0.53	0
Total	2,727,651	$0.60	0

On May 1, 2006, our board of directors adopted and on July 21, 2006 our stockholders approved, the 2006 Stock Incentive Plan (the “2006 Plan”). A total of 5,000,000 shares of common stock are reserved for issuance under the 2006 Plan for grants of incentive or nonqualified stock options, rights to purchase restricted and unrestricted shares of common stock, stock appreciation rights and performance share grants. A committee of the board of directors determines exercise prices, vesting periods and any performance requirements on the date of grant, subject to the provisions of the 2006 Plan. Options are granted at or above the fair market value of the common stock at the grant date and expire on the tenth anniversary of the grant date. In the nine months ended September 30, 2006, stock options for the purchase of 210,000 shares of common stock were granted under the 2006 Plan.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

At the close of business on November 1, 2006, there were issued and outstanding 39,235,272 shares of our common stock. The following table provides information regarding beneficial ownership of our common stock as of November 1, 2006 by:

•	Each person known by us to be the beneficial owner of more than five percent of our common stock;

•	Each of our directors;

•	Each executive officer named in the summary compensation table; and

•	All of our current directors and executive officers as a group.

The address of each executive officer and director is c/o Novelos Therapeutics, Inc., One Gateway Center, Suite 504, Newton, Massachusetts 02458. The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Shares included in the “Right to acquire” column consist of shares that may be purchased through the exercise of options and warrants that vest within 60 days of November 1, 2006.

Name and Address of Beneficial Owner	Shares Beneficially Owned
	Outstanding	Right to Acquire	Total	Percentage
Margie Chassman 445 West 23rd Street, Apt. 16E New York, NY 10011	4,370,061	66,666	4,436,727	11.3%
Wood River Trust c/o Michael C. Doyle, co-trustee Stewart Management Company 1410 Nemours Building 1007 Orange Street Wilmington, DE 19801	3,850,000	0	3,850,000	9.8%
Harry S. Palmin	265,118	737,130	1,002,248	2.5%
Simyon Palmin	1,738,939	487,826	2,226,765	5.6%
Christopher J. Pazoles, Ph.D.	0	166,667	166,667	*
Michael J. Doyle	0	53,750	53,750	*
David McWilliams	0	156,528	156,528	*
Sim Fass	0	103,750	103,750	*
Howard Schneider	0	103,750	103,750	*
All directors and officers as a group (9 persons)	2,004,057	1,959,401	3,963,458	9.6%

* Less than one percent.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with our private placements of units on May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005, we paid Margie Chassman, one of the beneficial owners of in excess of 5% of our common stock, an aggregate of $52,000 as finder’s fees.

In connection with our private placement of Series A preferred stock and common stock purchase warrants on September 30, 2005 and October 3, 2005, Ms. Chassman provided a financial enhancement to the investors in the form of an escrow of 2,133,000 share of her common stock, to be drawn upon by the investors if their investment in our equity securities fails to provide a specified yield. We paid Ms. Chassman and her brother $166,000 for providing such financial enhancement.

In May 2005, we issued The Oxford Group 2,016,894 shares of our common stock in exchange for its forgiveness of our obligation to pay The Oxford Group an amount not to exceed $20 million, limited to 10% of our earnings before interest and taxes. This obligation resulted from the assignment of the exclusive intellectual property and marketing rights to the oxidized glutathione drug development platform technology, worldwide, excluding Russia and other countries comprising the former Soviet Union in 2000.  The shares were issued to Simyon Palmin, the Chairman of our Board of Directors, Mark Balazovsky, a former director, and to another one of our shareholders. Simyon Palmin is the president of The Oxford Group.

We are obligated to pay The Oxford Group a royalty of 0.8% of our revenue derived from our oxidized glutathione products during the patent life of the products. All or a portion of these payments may be distributed to Simyon Palmin, the Chairman of our Board of Directors, and Mark Balazovsky, a former director.

In August 2000, Simyon Palmin loaned us $271,890 and Harry Palmin loaned us $250,041. In May 2005, Simyon Palmin forgave this loan plus accrued interest of $79,618 and Harry Palmin forgave this loan plus accrued interest of $74,505.

From October 1996 to October 1998, Simyon Palmin loaned us $99,000. In May 2005, he forgave the accrued interest of $24,362 related to this loan.

We were indebted to Simyon Palmin in the principal amount of $300,000 and Harry Palmin in the principal amount of $100,000. In May 2005, Simyon Palmin converted this debt into 480,000 shares of our common stock and Harry Palmin converted this debt into 160,000 shares of our common stock. We also paid Messrs. Palmin an aggregate of $23,976 and $11,250 in accrued interest on the debt during 2005 and 2004, respectively.

We acquired our rights to the oxidized glutathione technology from ZAO BAM, a company controlled by one of our former directors, Mark Balazovsky. We are required to pay ZAO BAM a 1.2% royalty on our revenue from the oxidized glutathione products during the patent life of the products and $2 million for each of our products utilizing such technology approved by the FDA 18 months following such approval. Further, if we license any such products to third parties, we are required to pay ZAO BAM 3% of all licensing revenue and an additional 9% of such revenue to the extent it exceeds our developmental costs of the licensed products. However, we are not required to make the 3% and 9% payments if we are paying the 1.2% royalty. ZAO BAM also granted us an exclusive right of first option and right of first refusal with respect to all future developments, discoveries or inventions of ZAO BAM.

In January 2005, we entered into an agreement with David Blech (the husband of Margie Chassman), which provided that he or his designees would lend us $500,000 (inclusive of $100,000 previously advanced to us in December 2004 by Ms. Chassman) for operating capital pending our debt restructuring and completion of our private placements of units, and up to an additional $500,000 on the same terms if the private placement was delayed. Mr. Blech did not lend us any money. The two loans, both of which were made by Ms. Chassman, totaled $500,000 and bore interest at 6% per annum. We repaid Ms. Chassman the entire $500,000 out of proceeds of our private placements of units on August 9, 2005. According to the agreement, we also issued the following individuals the following number of shares of our common stock:

Investor	Number of Shares of Common Stock
Margie Chassman	2,475,000
Wood River Trust	3,850,000
Esther Blech	1,225,000
Milton Chassman	1,225,000
Aaron Eiger	1,225,000
Mark Germain	500,000
Total	10,500,000

Wood River Trust is a trust formed for the benefit of Evan Blech, the son of Ms. Chassman and Mr. Blech. The trustees of the trust are Harvey Kesner and Michael C. Doyle (no relation to our director, Michael J. Doyle). Esther Blech is the mother-in-law of Ms. Chassman. Milton Chassman is the brother of Ms. Chassman. These investors have agreed not to publicly sell their shares of common stock until November 20, 2006 and if they sell their shares in a private transaction, the buyer must also agree not to sell their shares publicly until November 20, 2006.

In 1990, Mr. Blech founded D. Blech & Company, which, until it ceased doing business in September 1994, was a registered broker-dealer involved in underwriting biotechnology issues. In May 1998, David Blech pled guilty to two counts of criminal securities fraud, and, in September 1999, he was sentenced by the U.S. District Court for the Southern District of New York to five years’ probation, which was completed in September 2004. Mr. Blech also settled administrative charges by the Securities and Exchange Commission in December 2000 arising out of the collapse in 1994 of D. Blech & Co., of which Mr. Blech was president and sole stockholder. The settlement prohibits Mr. Blech from engaging in future violations of the federal securities laws and from association with any broker-dealer. In addition, the District Business Conduct Committee for District No. 10 of NASD Regulation, Inc. reached a decision, dated December 3, 1996, in a matter styled District Business Conduct Committee for District No. 10 v. David Blech, regarding the alleged failure of Mr. Blech to respond to requests by the staff of the NASD for documents and information in connection with seven customer complaints against various registered representatives of D. Blech & Co. The decision found that Mr. Blech failed to respond to such requests in violation of NASD rules and that Mr. Blech should, therefore, be censured, fined $20,000 and barred from associating with any member firm in any capacity. Furthermore, Mr. Blech was discharged in bankruptcy in the United States Bankruptcy Court for the Southern District of New York in March 2000.

In November and December 2004, Simyon Palmin loaned us $19,000. In April and June 2005, we repaid the principal amount and Mr. Palmin forgave the interest of $465.

In February 2004, we entered into a consulting agreement with David McWilliams, one of our directors, whereby he performed interim chief executive officer services for us. We mutually terminated this consulting agreement in December 2004. As compensation for his services and for joining our board of directors, we granted Mr. McWilliams an option to purchase 152,778 shares of our common stock in April 2004.

During various time periods in 2003 and 2004, payroll and associated payroll taxes were accrued for Simyon Palmin and Harry Palmin in the amounts of $207,518 and $152,839, respectively. In May 2005, Messrs. Palmin forgave these amounts.

SELLING STOCKHOLDERS

34,285,449 shares are being offered under this prospectus, all of which are being registered for sale for the account of the selling stockholders.

2005 Private Placement of Units Consisting of Common Stock and Warrants

We completed a private placement of units, each unit initially consisting of 20,000 shares of our common stock and a warrant to purchase 10,000 shares of our common stock (the “units”), to the selling stockholders listed in the table below under the heading “Investors in 2005 Private Placement of Units” on May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005. In this private placement, we sold an aggregate of 200 units. Holders of our convertible debt in the amount of $550,000 converted debt into 22 of the 200 units. The registration statement, of which this prospectus is a part, was filed pursuant to the terms of our registration rights agreements with these investors.

The selling stockholders listed in the table below under the heading “Investors in 2005 Private Placement of Units” are offering up to 7,296,609 shares of our common stock being registered for resale by this registration statement, of which this prospectus is a part, consisting of:

•	3,980,000 shares of our outstanding common stock obtained in the private placement transactions; and

•
3,316,609 shares of our common stock to be obtained upon exercise of three-year common stock purchase warrants with a current exercise price of $1.35 per share that were issued in the private placement transactions.

The selling stockholders listed in the table below under the heading “Placement Agent and Finders Warrants and Shares issued in connection with 2005 Private Placements of Units” are offering up to 628,692 shares of our common stock being registered for resale by this registration statement, of which this prospectus is a part, consisting of:

•
180,736 shares of our common stock to be obtained upon exercise of five-year common stock purchase warrants with a current exercise price of $1.35 per share that were issued as finders’ compensation in connection with the private placement transactions;

•	125,000 shares of our common stock that were issued to vFinance Investments, Inc. and Mercer Capital, Ltd. as partial compensation for their services as placement agents; and

•
322,956 shares of our common stock to be obtained upon exercise of five-year common stock purchase warrants with a current exercise price of $1.35 per share that were issued to vFinance Investments, Inc. and Mercer Capital, Ltd. as partial compensation for their services as placement agents.

We received gross proceeds of $4,450,000 and net cash proceeds of $3,715,000 (after deducting finders’ fees and transaction costs) from this private placement.

In connection with our private placement completed on March 7, 2006, there was an anti-dilution adjustment to the warrants described above. Such adjustment reduced the exercise price of the warrants to $1.35 and increased the number of five and three year warrants to 3,333,275 and 503,692 respectively.

2005 Private Placement of Series A Preferred Stock and Warrants

We completed a private placement of Series A preferred stock and common stock purchase warrants to the selling stockholders listed in the table below under the heading “Investors in 2005 Private Placement of Series A Preferred Stock” on September 30, 2005 and October 3, 2005. In this private placement, we sold an aggregate of 3,200 shares of our Series A preferred stock and warrants to purchase 969,696 shares of our common stock. The registration statement, of which this prospectus is a part, was filed pursuant to the terms of our subscription agreement with these investors.

The selling stockholders listed in the table below under the heading “Investors in 2005 Private Placement of Series A Preferred Stock” are offering up to 3,665,979 shares of our common stock being registered for resale by this registration statement, of which this prospectus is a part, consisting of:

•	2,696,283 shares of our common stock to be obtained upon conversion of the Series A preferred stock in the private placement; and

•	969,696 shares of our common stock to be obtained upon exercise of five-year common stock purchase warrants with an exercise price of $1.35 per share that were issued in the private placement.

We received gross proceeds of $3,200,000 and net proceeds of $2,864,000 (after deducting fees and transaction costs) from this private placement.

We agreed to register for resale additional shares of common stock in excess of the 1,939,393 shares that are issuable to certain stockholders upon conversion of the Series A preferred stock to accommodate possible adjustments in the conversion rate contemplated by certain provisions of the preferred stock.

In connection with our private placement completed on March 7, 2006, there was an anti-dilution adjustment to the exercise price of our outstanding common stock purchase warrants described above. Such adjustment reduced the exercise price of such warrants from $1.65 to $1.35 per share of common stock. This private placement also resulted in an anti-dilution adjustment to the conversion price of our Series A preferred stock from $1.65 to $1.35.

2006 Private Placement

We completed a private placement to the selling stockholders listed in the table below under the heading “Investors in 2006 Private Placement” on March 7, 2006. We are filing the registration statement, of which this prospectus is a part, pursuant to the terms of our registration rights agreements with these investors.

The selling stockholders listed in the table below under the heading “Investors in 2006 Private Placement” are offering up to 18,643,762 shares of our common stock being registered for resale by this registration statement, of which this prospectus is a part, consisting of:

•	8,186,845 shares of our outstanding common stock obtained in the private placement transaction; and

•
10,456,917 shares of our common stock to be obtained upon exercise of five-year common stock purchase warrants with an exercise price of $2.50 per share that were issued in the private placement transaction.

The selling stockholders listed in the table below under the heading “Placement Agent Warrants issued in connection with 2006 Private Placement” are offering up to 836,555 shares of our common stock to be obtained upon exercise of five-year common stock purchase warrants with an exercise price of $2.50 per share that were obtained as partial compensation for their services as placement agents.

We received gross proceeds of $15,058,005 and net proceeds of approximately $13,900,000 (after deducting placement agent fees and transaction costs) from this private placement.

Registration Rights

2005 Private Placement of Units Consisting of Common Stock and Warrants and 2005 Private Placement of Series A Preferred Stock and Warrants

We entered into agreements with investors in our private placement of units completed on May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005 and our private placement of Series A preferred stock on September 30, 2005 and October 3, 2005. Pursuant to these agreements, we agreed to file with the SEC a registration statement covering the resale of all our common stock covered by this prospectus pursuant to Rule 415 of the Securities Act. The registration rights agreements executed in connection with our private placement of units required us to file such registration statement on or before October 8, 2005. We filed a registration statement on Form SB-2, of which this prospectus forms a part, on November 16, 2005, with respect to the resale of these shares from time to time. We recorded an accrued liability of $8,000 as of September 30, 2006 for payments in connection with this late filing. The subscription agreements executed in connection with our private placement of Series A preferred stock required us to file such registration statement on or before November 16, 2005.

Pursuant to the terms of the registration rights agreements executed in connection with the private placement of units completed on May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005, we agreed to cause the registration statement to be declared effective on or before February 5, 2006. The registration statement was declared effective on December 15, 2005. We also agreed to use our best efforts to keep the registration statement effective for two years following its effective date, unless the shares of our common stock covered by this prospectus have been sold or may be sold pursuant to Rule 144(k) of the Securities Act, subject to certain restrictions.

Pursuant to the terms of the subscription agreements executed in connection with the private placement of Series A preferred stock completed on September 30, 2005 and October 3, 2005, we agreed to cause the registration to be declared effective on or before January 28, 2006 and January 31, 2006, respectively. The registration statement was declared effective on December 15, 2005. We also agreed to use our best efforts keep the registration statement effective for two years following its effective date.

We were required to register for resale the shares of common stock issuable upon conversion of the Series A preferred stock we issued in the private placement transaction completed on September 30, 2005 and October 3, 2005 to cover the shares of our common stock, if any, issuable as a result of adjustments contemplated by certain provisions of the subscription agreements dated September 30, 2005 and October 3, 2005. We are required to amend this registration statement or file an additional registration statement, of which this prospectus is a part, at any time if the remaining number of shares of common stock issuable upon conversion of the Series A preferred stock or exercise of the common stock purchase warrants exceeds 100% of the number of shares of common stock registered by this registration statement, of which this prospectus is a part.

2006 Private Placement

We entered into agreements with investors in our private placement completed on March 7, 2006. Pursuant to these agreements, we agreed to file with the SEC a registration statement covering the resale of all our common stock covered by this prospectus pursuant to Rule 415 of the Securities Act. The subscription agreements executed in connection with our private placement required us to use our best efforts to file such registration statement by the later of (i) 30 days after the closing (April 6, 2006) or (ii) five (5) business days after we file our Form 10-KSB for the year ended December 31, 2005 with the SEC (but no later than March 31, 2006).

Accordingly, we filed a registration statement on Form SB-2, of which this prospectus forms a part, on April 6, 2006, with respect to the resale of these shares from time to time. Pursuant to the terms of the subscription agreements executed in connection with the private placement completed on March 7, 2006, we agreed to use our best efforts to cause the registration statement to be declared effective on or before July 5, 2006. The registration statement was declared effective on April 19, 2006. We also agreed to use our best efforts keep the registration statement effective until the earliest of (i) the second anniversary of the closing (March 7, 2008) or (ii) the date when all of the common stock covered by the registration statement have been sold.

On October 24, 2006, we advised the selling stockholders named in the registration statements related to the resale of securities purchased in the private placement transactions described above, that the use of the prospectuses had been suspended due to the need to restate our financial statements for the quarter ended September 30, 2005 and the year ended December 31, 2005. Pursuant to the registration rights associated with these financings, we may become obligated to the selling stockholders in the event that the suspension of the use of the prospectuses exceeds the grace periods specified. The amount of such obligation, if any, will be determined during the fourth quarter of 2006.

Additional Selling Stockholders

The selling stockholders listed under the heading “Additional Selling Stockholders” are offering up to 3,213,852 shares of our common stock being registered for resale by this registration statement, of which this prospectus is a part, consisting of:

•
720,000 shares of our common stock issuable upon exercise of five-year common stock purchase warrants, with an exercise price of $0.625 per share, issued in connection with our bridge financing in April 2005;

•
1,760,000 shares of our common stock issued to our former holders of secured promissory notes issued in November 2003 and May 2004 in the aggregate principal amount of $1,100,000, which were converted into equity in May 2005 pursuant to restructuring agreements;

•
163,952 shares of our common stock issued to our former holders of unsecured promissory notes in the aggregate principal amount of $177,000, which were converted into equity in May 2005 pursuant to restructuring agreements;

•	422,400 shares of our common stock issued to three firms, as partial compensation, for consulting services rendered to us pursuant to restructuring agreements dated May 2005; and

•	147,500 shares of our common stock issued to current and former investor relations firms, as partial compensation, pursuant to consulting agreements for services rendered to us.

Selling Stockholders Table

Based on the information supplied to us by each selling stockholder, the following table sets forth the approximate number of shares beneficially owned as of November 1, 2006, by each of the selling stockholders and their pledgees, assignees and successors in interest. The “Right to Acquire” column reflects beneficial ownership of shares subject to warrants that may be exercised within 60 days after November 1, 2006. The “Shares Offered” column reflects all of the shares that each selling stockholder may offer under this prospectus. Percentage ownership is based on 39,235,272 shares issued and outstanding as of November 1, 2006. The table assumes that the selling stockholders sell all of the shares.

We prepared the table below based on information supplied to us by the selling stockholders. Although we have assumed for purposes of the table that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales.

The terms of the common stock purchase warrants provide that the number of shares to be obtained by each of the holders of warrants, upon exercise of our common stock purchase warrants, cannot exceed the number of shares that, when combined with all other shares of our common stock and securities owned by each of them, would result in any one of them owning more than 4.99% of our outstanding common stock at any given point in time.

In addition, the selling stockholders may have sold, transferred or otherwise disposed of the common stock and warrants issued in the recently completed private placement in transactions exempt from the registration requirements of the Securities Act since the date the selling stockholders provided the information regarding their securities holdings.

Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus.

Certain of the selling stockholders are or were our executive officers. Harry Palmin is our president and chief executive officer and one of our directors. He also served as our acting chief financial officer from 1998 to September 2005. Simyon Palmin is our chairman of the board of directors and director of Russian relations. He also served as our chief executive officer from 1996 to February 2004. Rudy Peselman served as our secretary until May 2005.

Except as described above and for the ownership of common stock, none of the selling stockholders had any material relationship with us within the past three years.

Selling Stockholders

	Beneficial Ownership Prior to Offering					Beneficial Ownership After Offering
Name of Beneficial Owner	Outstanding	Right to Acquire	Total		Shares Offered	Outstanding	Right to Acquire	Percent
Investors in 2005 Private Placement of Units (8)
Anthony Abenante	20,000	16,666	36,666		36,666	0	0	*
ALE Industries- Albert Jacobs	20,000	16,666	36,666		36,666	0	0	*
Alpha Capital AG	160,000	453,333	613,333	(1)	613,333	0	0	*
John Wayne Andrews	20,000	16,666	36,666		36,666	0	0	*
Sergey Babchin	771,229	33,333	804,562	(2)	553,333	251,229	0	*
John Barnhardt	40,000	33,333	73,333		73,333	0	0	*
Jerome Belson	100,000	83,333	183,333		183,333	0	0	*
Andrey Beltov	795,871	33,333	829,204	(2)	553,333	275,871	0	*
Walter Bernheimer	20,000	16,666	36,666		36,666	0	0	*
Family Ltd. Partnership Bernheimer	20,000	16,666	36,666		36,666	0	0	*
Harvey Blitz	40,000	33,333	73,333		73,333	0	0	*
Erno Bodek	160,000	133,333	293,333		293,333	0	0	*
Gerald Brauser	300,000	250,000	550,000		550,000	0	0	*
Richard J. & Joan M. Brown	40,000	33,333	73,333		73,333	0	0	*
Allen O. & Jolaine Cage	60,000	50,000	110,000		110,000	0	0	*
Camden International	80,000	226,666	306,666	(1)	306,666	0	0	*
Ron Cate	20,000	16,666	36,666		36,666	0	0	*
Margie Chassman	4,370,061	66,666	4,436,727		146,666	4,290,061	0	10.9
Simon Clarke	20,000	16,666	36,666		36,666	0	0	*
Leonard Cohen	40,000	33,333	73,333		73,333	0	0	*
Frank A. & Carol A. Consolati	20,000	16,666	36,666		36,666	0	0	*

	Beneficial Ownership Prior to Offering					Beneficial Ownership After Offering
Name of Beneficial Owner	Outstanding	Right to Acquire	Total		Shares Offered	Outstanding	Right to Acquire	Percent
Harold E. & Connie L. Crowley	40,000	33,333	73,333		73,333	0	0	*
Peter D’Arienzo	20,000	16,666	36,666		36,666	0	0	*
Frank DeCarolis	20,000	16,666	36,666		36,666	0	0	*
Ulrich Eilers	20,000	16,666	36,666		36,666	0	0	*
Richard G. & Kenneth S. Etra	20,000	16,666	36,666		36,666	0	0	*
Chris Everest IRA	20,000	16,666	36,666		36,666	0	0	*
Frank Fila	20,000	16,666	36,666		36,666	0	0	*
Anthony J. Fortunato	27,000	16,666	43,666		36,666	7,000	0	*
Eugene Fridman	32,122	16,666	48,788		36,666	12,122	0	*
Boris Friedberg	40,000	33,333	73,333		73,333	0	0	*
Vitaliy Gassel	27,498	16,666	44,164		36,666	7,498	0	*
Joseph Giamanco	160,000	133,332	293,332		293,332	0	0	*
A. George- Gitter, Trust C, GST Exempt	160,000	133,333	293,333		293,333	0	0	*
Dennis Glynn	20,000	16,666	36,666		36,666	0	0	*
Anna & Max Goldfarb	64,694	50,000	114,694		110,000	4,694	0	*
Klatte Golf, L.P.	80,000	66,666	146,666		146,666	0	0	*
Mark Stephen Goodman	20,000	16,666	36,666		36,666	0	0	*
Herbert A. & Lily A. Gordon	20,000	16,666	36,666		36,666	0	0	*
Lawrence Gould	20,000	16,666	36,666		36,666	0	0	*
Russell Green (3)	20,000	26,828	46,828	(4)	46,828	0	0	*
James D. & Karen J. Griffith	40,000	33,333	73,333		73,333	0	0	*
Salvatore Guerrera	40,000	33,333	73,333		73,333	0	0	*
Stuart Hanford	20,000	16,666	36,666		36,666	0	0	*
Colin J. & Gursharn K. Harvey	20,000	16,666	36,666		36,666	0	0	*
Willie Hines	20,000	16,666	36,666		36,666	0	0	*
Jasuns Holdings Ltd.	20,000	16,666	36,666		36,666	0	0	*
Dr. Vincent & Betty L. John	20,000	16,666	36,666		36,666	0	0	*
Robert & Margaret R. Kenwrick	20,000	16,666	36,666		36,666	0	0	*
Gary Kessler	20,000	16,666	36,666		36,666	0	0	*
Michael Koral	20,000	16,666	36,666		36,666	0	0	*
Michael Lane	20,000	16,666	36,666		36,666	0	0	*
Richard Lazarow	20,000	16,666	36,666		36,666	0	0	*
Carlos C. Lee	20,000	16,666	36,666		36,666	0	0	*
Julian Lender	20,000	16,666	36,666		36,666	0	0	*

	Beneficial Ownership Prior to Offering					Beneficial Ownership After Offering
Name of Beneficial Owner	Outstanding	Right to Acquire	Total		Shares Offered	Outstanding	Right to Acquire	Percent
Stolpe Family Limited Partnership	80,000	66,666	146,666		146,666	0	0	*
Lev Lisser	95,122	70,740	165,862	(5)	130,740	35,122	0	*
Anna Lisser	20,000	16,666	36,666		36,666	0	0	*
Keith and Patricia Little, FLP.	40,000	33,333	73,333		73,333	0	0	*
Mark Livshitz	49,154	16,666	65,820		36,666	29,154	0	*
Longview Fund LP	120,000	340,000	460,000	(1)	460,000	0	0	*
Chris Marley	20,000	16,666	36,666		36,666	0	0	*
Bruce R. Mathias	40,000	51,110	91,110	(6)	91,110	0	0	*
Albert Mazler	20,000	16,666	36,666		36,666	0	0	*
Ronald J. Menello	120,000	99,999	219,999		219,999	0	0	*
Robert Mynett	20,000	16,666	36,666		36,666	0	0	*
Derek Neesam	20,000	16,666	36,666		36,666	0	0	*
Dennis A. Noyes	20,000	16,666	36,666		36,666	0	0	*
Francis G. O’Connor	20,000	16,666	36,666		36,666	0	0	*
Richard Olson	20,000	16,666	36,666		36,666	0	0	*
Brian Oregan	20,000	16,666	36,666		36,666	0	0	*
Gerald Ortsman	20,000	16,666	36,666		36,666	0	0	*
Rick Perlmutter	20,000	16,666	36,666		36,666	0	0	*
Lauren Pozefsky, Irrevocable Trust	20,000	16,666	36,666		36,666	0	0	*
Andrew Richards	20,000	16,666	36,666		36,666	0	0	*
Michael H. Rock	40,000	33,333	73,333		73,333	0	0	*
Joseph Roda	20,000	16,666	36,666		36,666	0	0	*
Dr. Daniel Rosberger	20,000	16,666	36,666		36,666	0	0	*
Joseph C. Roselle (3)	40,000	33,333	73,333		73,333	0	0	*
Philip Rushby	20,000	16,666	36,666		36,666	0	0	*
Albert L. Saphier IRA	20,000	16,666	36,666		36,666	0	0	*
SCG Capital (3)	40,000	33,333	73,333		73,333	0	0	*
Adam Schacter (3) (7)	20,000	16,666	36,666		36,666	0	0	*
Irwin Schacter (3) (7)	20,000	16,666	36,666		36,666	0	0	*
Steve Schnipper	20,000	16,666	36,666		36,666	0	0	*
Guido Schoeb	20,000	16,666	36,666		36,666	0	0	*
Duncan Scott	20,000	16,666	36,666		36,666	0	0	*
Fred B. & John Sheats & Molis, Joint Tenants	20,000	16,666	36,666		36,666	0	0	*
Isaak Shklyarov	40,000	33,333	73,333		73,333	0	0	*

	Beneficial Ownership Prior to Offering				Beneficial Ownership After Offering
Name of Beneficial Owner	Outstanding	Right to Acquire	Total	Shares Offered	Outstanding	Right to Acquire	Percent
David M. Solomon	40,000	33,333	73,333	73,333	0	0	*
Alvin & Sharon Spearman	20,000	16,666	36,666	36,666	0	0	*
Nick Stock	20,000	16,666	36,666	36,666	0	0	*
Ira Stollar	20,000	16,666	36,666	36,666	0	0	*
David Sukoff	20,000	16,666	36,666	36,666	0	0	*
Sunrise Equity Partners, L.P.	160,000	133,333	293,333	293,333	0	0	*
Richard & Janet Sygar	20,000	16,666	36,666	36,666	0	0	*
Certified Systems	20,000	16,666	36,666	36,666	0	0	*
Alan & Sheena Taylor	20,000	16,666	36,666	36,666	0	0	*
Andrew Telford	20,000	16,666	36,666	36,666	0	0	*
Owen James Truelove	20,000	16,666	36,666	36,666	0	0	*
Herbert Weisberger	20,000	16,666	36,666	36,666	0	0	*
Placement Agent and Finders Warrants and Shares issued in connection with 2005 Private Placements of Units (8)
Jeffrey Auerbach (3)	31,997	62,398	94,395	94,395	0	0	*
Vince Calicchia (3)	7,935	17,296	25,231	25,231	0	0	*
vFinance Investments, Inc. (3) (7)	28,620	65,140	93,760	93,760	0	0	*
Wunderlich Securities, Inc. (7)	0	11,200	11,200	11,200	0	0	*
Carmelo Troccoli (3)	1,625	4,192	5,817	5,817	0	0	*
Jonathan Rich (3)	2,535	5,837	8,372	8,372	0	0	*
David Rich (3)(7)	0	1,592	1,592	1,592	0	0	*
Maureen Berry	0	2,081	2,081	2,081	0	0	*
Stephen Posner (3)	0	15,970	15,970	15,970	0	0	*
Mercer Capital Ltd. (3) (7)	9,000	42,665	51,665	51,665	0	0	*
Scott Shames (3)	31,996	62,400	94,396	94,396	0	0	*
Jim Reilly	0	11,851	11,851	11,851	0	0	*
Andrey Mazo (9)	9,040	11,012	20,052	11,012	9,040	642	*
Marina Mazo	0	4,444	4,444	4,444	0	0	*
Michael Freedman	0	100,740	100,740	100,740	0	0	*
Jennifer Fortunato	0	14,814	14,814	14,814	0	0	*
JSM Capital Holdings	11,292	22,023	33,315	33,315	0	0	*
Investors in 2005 Private Placement of Series A Preferred Stock (10)
Longview Fund LP	1,685,177	606,060	2,291,237	2,291,237	0	0	*
Longview International Equity Fund LP	294,906	106,060	400,966	400,966	0	0	*
Longview Equity Fund LP	547,682	196,970	744,652	744,652	0	0	*
Sunrise Equity Partners, L.P. (3)	168,518	60,606	229,124	229,124	0	0	*

	Beneficial Ownership Prior to Offering				Beneficial Ownership After Offering
Name of Beneficial Owner	Outstanding	Right to Acquire	Total	Shares Offered	Outstanding	Right to Acquire	Percent
Investors in 2006 Private Placement (11)
Joseph Abrams	74,074	55,555	129,629	143,517	0	0	*
ADAR Investment Fund Ltd.	300,000	225,000	525,000	581,250	0	0	*
AJW Offshore Ltd.	87,111	65,333	152,444	168,777	0	0	*
AJW Partners LLC	17,037	12,777	29,814	33,008	0	0	*
AJW Qualified Partners LLC	41,777	31,332	73,109	80,942	0	0	*
Alpha Capital AG	229,322	166,666	395,988	430,554	7,100	0	*
AS Capital Partners, LLC (3)	50,000	37,500	87,500	96,875	0	0	*
Atlas Master Fund, Ltd.	138,192	103,644	241,836	267,747	0	0	*
BASU Biosciences, L.P.	74,074	55,555	129,629	143,517	0	0	*
Michael and Betsy Brauser	111,111	83,333	194,444	215,277	0	0	*
Cranshire Capital LP	0	166,666	166,666	208,332	0	0	*
Crescent International Ltd.	300,000	225,000	525,000	581,250	0	0	*
Diamond Opportunity Fund, LLC	121,159	194,444	315,603	364,214	0	0	*
DKR Soundshore Oasis Holding Fund Ltd.	185,185	138,888	324,073	358,795	0	0	*
Double U Master Fund LP	185,185	138,888	324,073	358,795	0	0	*
Eagle Rock Institutional Partners, LP	1,000,000	750,000	1,750,000	1,937,500	0	0	*
Enable Growth Partners LP (3)	270,371	202,778	473,149	523,843	0	0	*
Enable Opportunity Partners LP (3)	44,445	33,333	77,778	86,111	0	0	*
Barry Honig	0	277,777	277,777	347,221	0	0	*
Hudson Bay Fund LP (3)	0	138,888	138,888	173,610	0	0	*
Icon Capital Partners LP (3)	70,000	111,111	181,111	208,888	0	0	*
Iroquois Master Fund Ltd.	222,222	166,666	388,888	430,554	0	0	*
Mellon HBV SPV LLC (3)	0	1,111,110	1,111,110	1,388,888	0	0	*
New Millennium Capital Partners II, LLC	2,222	1,666	3,888	4,304	0	0	*
NITE Capital LP	100,870	277,777	378,647	448,091	0	0	*
Panacea Fund, LLC	222,224	166,668	388,892	430,559	0	0	*
Pierce Diversified Strategy Master Fund LLC (3)	55,556	41,667	97,223	107,639	0	0	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	370,370	277,777	648,147	717,591	0	0	*
RL Capital Partners (3)	222,222	166,666	388,888	430,554	0	0	*
SDS Capital Group SPC, Ltd.	1,232,811	833,333	2,066,144	2,152,777	121,700	0	*
SF Capital Partners Ltd. (3)	1,000,000	750,000	1,750,000	1,937,500	0	0	*

	Beneficial Ownership Prior to Offering				Beneficial Ownership After Offering
Name of Beneficial Owner	Outstanding	Right to Acquire	Total	Shares Offered	Outstanding	Right to Acquire	Percent
Spectra Capital Management, LLC (3)	0	166,666	166,666	208,332	0	0	*
Sunrise Equity Partners L.P. (3)	185,185	138,888	324,073	358,795	0	0	*
TCMP[3] Partners	100,000	75,000	175,000	193,750	0	0	*
Visium Balanced Fund, LP	350,324	262,743	613,067	678,752	0	0	*
Visium Balanced Offshore Fund, LTD	496,344	372,258	868,602	961,666	0	0	*
Visium Long Bias Fund, LP	72,984	54,738	127,722	141,406	0	0	*
Visium Long Bias Offshore Fund, LTD	272,156	204,117	476,273	527,302	0	0	*
White Rock Investments LLC	111,112	83,334	194,446	215,279	0	0	*
Placement Agent Warrants issued in connection with 2006 Private Placement (11)
Oppenheimer & Co. Inc.	0	401,547	401,547	501,934	0	0	*
Rodman & Renshaw LLC	0	267,697	267,697	334,621	0	0	*
Additional Selling Stockholders
Common Stock issued to Secured Lenders pursuant to Restructuring Agreements
David Gruber (9)	433,111	117,827	550,938	160,000	273,111	117,827	*
Simyon Palmin (9)	1,738,939	487,826	2,226,765	480,000	1,258,939	487,826	4.4
Harry Palmin (9)	265,118	737,130	1,002,248	160,000	105,118	737,130	2.1
Common Stock Issued to Unsecured Lenders pursuant to Restructuring Agreements
Anatoly Evelson	67,261	0	67,261	53,000	14,261	0	*
Rudy and Luba Peselman	177,428	0	177,428	79,952	97,476	0	*
Alexander Peselman	24,251	0	24,251	4,000	20,251	0	*
Boris Taitsel	34,131	0	34,131	27,000	7,131	0	*
Common Stock Issued to Consulting Firms pursuant to Restructuring Agreements
Cato Holding Company	377,114	0	377,114	360,000	17,114	0	*
Euro RSCG Life NRP	12,400	0	12,400	12,400	0	0	*
Sanders Morris Harris (7)	30,000	0	30,000	30,000	0	0	*
Snehal Patel	71,000	0	71,000	20,000	51,000	0	*
Common Stock Issued to Investor Relations Firms pursuant to Consulting Agreements
TGR	125,000	0	125,000	100,000	25,000	0	*
Pacific Shores Investments, LLC	35,000	0	35,000	35,000	0	0	*
CFSG1	2,500	0	2,500	2,500	0	0	*
H.C. Wainwright & Co., Inc. (7)	5,000	0	5,000	5,000	0	0	*
Stephen Lichaw (3)	35,000	0	35,000	5,000	30,000	0	*

* Less than 1%

(1)
In our bridge financing in April 2005, we issued common stock purchase warrants to purchase an aggregate of 720,000 shares of our common stock. Alpha Capital AG received warrants to purchase 320,000 shares, Camden International received warrants to purchase 160,000 shares and Longview Fund LP received warrants to purchase 240,000 shares.

(2)
In addition to 40,000 shares of common stock and 33,333 shares of common stock issuable upon exercise of a warrant issued in connection with the sale of units, his outstanding shares of common stock include 480,000 shares issued upon conversion of a secured promissory note in May 2005.

(3)
The selling stockholder has represented in its Selling Securityholder Notice and Questionnaire that he is an “affiliate” of a broker-dealer, and has certified in such Questionnaire that he purchased his securities in the ordinary course of business, and that at the time of such purchase, he had no agreement or understandings, directly or indirectly, with any person to distribute the securities registered hereunder.

(4)	Includes 10,162 shares issuable with respect to warrants paid as a finders' fee in connection with our private placement transactions of units.

(5)	Includes 20,740 shares issuable with respect to warrants paid as a finders' fee in connection with our private placement transactions of units.

(6)	Includes 17,777 shares issuable with respect to warrants paid as a finders' fee in connection with our private placement transactions of units.

(7)	The selling securityholder has represented in its Selling Securityholder Notice and Questionnaire that it is a broker-dealer.

(8)	Shares in the “Right to Acquire” column reflect anti-dilution adjustments made as a result of our private placement of common stock completed on March 7, 2006.

(9)	Shares in the “Right to Acquire” column include all shares issuable upon exercise of options that may be exercised within 60 days from November 1, 2006.

(10)	Shares in the "Outstanding" column include additional shares of common stock that may become issuable pursuant to anti-dilution adjustments to the conversion price of preferred stock.

(11)	Shares in the "Shares Offered" column include additional shares of common stock that may become issuable pursuant to certain anti-dilution adjustments of common stock purchase warrants.

Voting and Investment Control

The table below sets forth selling stockholders that are entities and the names of individuals having voting and investment control over the securities held by these entities. We determined beneficial ownership based upon information supplied to us by the selling stockholders and in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Except as otherwise indicated, we believe that the persons or entities named in the following table have voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable, and have not held any office or maintained any material relationship, except as investor, with us, or any of our predecessors or affiliates, over the past three years. Certain of the individuals with voting and investment control have indicated that they exercise such control through a corporate or other organizational structure, which structural information has not been included.

The following entities have informed us that the following individuals have voting and investment control over our securities held by them:

Entity	Voting and Investment Control
Alpha Capital AG	Konrad Ackerman, Raines Posch
Family Ltd. Partnership Bernheimer	Walter Bernheimer II
Camden International	Anthony L.M. Inder Rieden
A. George Gitter, Trust C, GST Exempt	S. Alexei Gitter
Jasuns Holdings Ltd.	James Pearman
Stolpe Family Limited Partnership	Duane Stolpe

Entity	Voting and Investment Control
Keith & Patricia Little, FLP	Keith Little
Klatte Golf, L.P.	Michael Klatte
Longview Fund LP	Peter T. Benz
Longview Intl Equity Fund LP	Wayne H. Coleson
Longview Equity Fund LP	Wayne H. Coleson
Lauren Pozefsky, Irrevocable Trust	Abby L. Pozefsky
SCG Capital	Steven Geduld
Sunrise Equity Partners, L.P.	Marilyn Adler, Nathan Low and Amnon Mandelbaum
Certified Systems	Dwyer Williams
vFinance Investments, Inc.	Leonard Sokolow
Wunderlich Securities, Inc.	Stephen J. Bonnema
Mercer Capital Ltd.	Len Demers
JSM Capital Holdings	John S. Matthews
Cato Holding Company	Allen Cato
Euro RSCG Life NRP	Edward Ceraso
Sanders Morris Harris	Ben T. Morris
TGR	Lawrence David Isen
Pacific Shores Investment, LLC	Robert Gleckman
CFSG1	Stanley Wunderlich

ADAR Investment Fund Ltd.	Abby Flamholz and Yehuda Blinder
AJW Offshore Ltd.	Corey Ribotsky
AJW Partners LLC	Corey Ribotsky
AJW Qualified Partners LLC	Corey Ribotsky and Lloyd A. Groveman
Alpha Capital AG	Konrad Ackerman and Rainer Posch
AS Capital Partners, LLC	Michael Coughlan
Atlas Master Fund, Ltd.	Dmitry Balyasny and Jacob Gottlieb
BASU Biosciences, L.P.	Shekhar K. Basu
Cranshire Capital LP	Mitchel P. Kopin
Crescent International Ltd.	Maxi Brezzi and Bachir Taleb-Ibrahimi
Diamond Opportunity Fund, LLC	David Hokin, Rob Rubin and Richard Marks
DKR Soundshore Oasis Holding Fund Ltd.	Seth Fischer
Double U Master Fund LP	Isaac Winehouse
Eagle Rock Institutional Partners, LP	Nader Tavakoli
Enable Growth Partners LP	Mitch Levine
Enable Opportunity Partners LP	Mitch Levine
H.C. Wainwright & Co., Inc.	John Clarke
Hudson Bay Fund LP	Yoav Roth and John Doscas
Icon Capital Partners LP	Adam Cabibi
Iroquois Master Fund Ltd.	Joshua Silverman
Mellon HBV SPV LLC	William F. Harley III
New Millennium Capital Partners II, LLC	Corey Ribotsky
NITE Capital LP	Keith Goodman
Panacea Fund, LLC	Michael S. Resnick
Pierce Diversified Strategy Master Fund LLC	Mitch Levine
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	Steve Katzuelson and Gerald Stahlecker
RL Capital Partners	Tony Polak and Ronald Lazar
SDS Capital Group SPC, Ltd.	Steve Derby
SF Capital Partners Ltd.	Michael A. Roth and Brian J. Stark
Spectra Capital Management LLC	Allan Rosenberg
Sunrise Equity Partners L.P.	Nathan Low, Marilyn Adler and Amnon Mandelbaum

Entity	Voting and Investment Control
TCMP[3] Partners	Steven Slawson and Walter Schenker
Visium Balanced Fund, LP	Dmitry Balyasny and Jacob Gottlieb
Visium Balanced Offshore Fund, LTD	Dmitry Balyasny and Jacob Gottlieb
Visium Long Bias Fund, LP	Dmitry Balyasny and Jacob Gottlieb
Visium Long Bias Offshore Fund, LTD	Dmitry Balyasny and Jacob Gottlieb
White Rock Investments LLC	Joseph Giamanco

DESCRIPTION OF SECURITIES

Under our amended and restated certificate of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.00001 par value per share, and 7,000 shares of preferred stock, $0.00001 par value per share. As of November 1, 2006, 39,235,272 shares of our common stock and 3,264 shares of our preferred stock were issued and outstanding. All outstanding shares of our common stock and preferred stock are duly authorized, validly issued, fully-paid and non-assessable.

Our amended and restated certificate of incorporation authorizes us to issue shares of our preferred stock from time to time in one or more series without stockholder approval. As of November 1, 2006, we had designated 7,000 shares as Series A 8% cumulative convertible preferred stock, 3,264 of which were issued and outstanding on that date.

Common Stock

Voting. Holders of our common stock are entitled to one vote per share held of record on all matters to be voted upon by our stockholders. Our common stock does not have cumulative voting rights. Persons who hold a majority of the outstanding common stock entitled to vote on the election of directors can elect all of the directors who are eligible for election.

Dividends. Subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive such lawful dividends as may be declared by our board of directors.

Liquidation and Dissolution. In the event of our liquidation, dissolution or winding up, and subject to the rights of the holders of any outstanding shares of our preferred stock, the holders of shares of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders.

Other Rights and Restrictions. Our charter prohibits us from granting preemptive rights to any of our stockholders. All outstanding shares are fully paid and nonassessable.

Listing. Our common stock is traded on the over-the-counter bulletin board under the trading symbol “NVLT.OB”.

Series A 8% Cumulative Convertible Preferred Stock

Voting Rights: The Series A preferred stockholders do not have voting rights. The holders of a majority of the Series A preferred stock, as a class, have the right to nominate one member for election to our board of directors for so long as any shares of our Series A preferred stock are outstanding. They nominated Michael J. Doyle and he has been elected to our board of directors.

Dividends: The Series A preferred stock has a dividend rate of 8% per annum, payable quarterly, which rate increases to 20% per annum on the second anniversary of the date of issuance and upon the occurrence of certain events of default specified in the certificate of incorporation. Such dividends may be paid in cash or in shares of our Series A preferred stock.

Conversion: Each share of Series A preferred stock was initially convertible at a price of $1.65 per common share and is now convertible at a price of $1.35 per common share. The Series A preferred stock can be converted only to the extent that the Series A stockholder will not, as a result of the conversion, hold in excess of 4.99% of the total outstanding shares of our common stock.

Antidilution: Upon the occurrence of a stock split, stock dividend, combination of our common stock into a smaller number of shares, issuance of any of our shares or other securities by reclassification of our common stock, merger or sale of substantially all of our assets, the conversion rate shall be adjusted so that the conversion rights of the Series A preferred stock stockholders will be equivalent to the conversion rights of the Series A preferred stock stockholders prior to such event.

Redemption: The Series A preferred stock is not redeemable at the option of the holder. However, we may redeem the Series A preferred stock for $1,200 per share plus any accrued but unpaid dividends upon 30 days’ (during which time the Series A preferred stock may be converted) prior written notice if a registration statement has been filed with and declared effective by the Securities and Exchange Commission covering the shares of our common stock issuable upon conversion of the Series A preferred stock.

Dissolution: In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the Series A preferred stock will be treated as senior to our common stock. The Series A preferred stockholders will be entitled to receive first, $1,000 per share and all accrued and unpaid dividends. If, upon any winding up of our affairs, our assets available to pay the holders of Series A preferred stock are not sufficient to permit the payment in full, then all our assets will be distributed to the holders of our Series A preferred stock on a pro rata basis.

Anti-Takeover Effect of Delaware Law, Certain By-Law Provisions

Provisions of Delaware law, our charter and our by-laws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Authorized but Unissued Stock. We have shares of common stock and preferred stock available for future issuance, in some cases, without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including public offerings to raise additional capital, corporate acquisitions, stock dividends on our capital stock or equity compensation plans.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Business Combinations. As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date the person becomes an interested stockholder, unless the business combination or the transaction in which the person becomes an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An interested stockholder includes a person who, together with affiliates and associates, owns, or did own within three years before the person was determined to be an interested stockholder, 15% or more of a corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price of our common stock.

Vacancies on the Board of Directors. Our by-laws provide that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may be filled only by the vote of a majority of the directors then in office. This limitation on the filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

Special Meeting of Stockholders. Our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting.

PLANS OF DISTRIBUTION

FOR SELLING STOCKHOLDERS FROM THE 2006 PRIVATE PLACEMENT

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

The shares offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act. We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act. We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders or any fees and expenses of counsel or other advisors to the selling stockholders.

FOR SELLING STOCKHOLDERS FROM THE 2005 PRIVATE PLACEMENT OF UNITS AND 2005 PRIVATE PLACEMENT OF SERIES A PREFERRED STOCK AND WARRANTS

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our charter contains provisions to indemnify our directors and officers to the maximum extent permitted by Delaware law. We believe that indemnification under our charter covers at least negligence on the part of an indemnified person. Our charter permits us to advance expenses incurred by an indemnified person in connection with the defense of any action or proceeding arising out of the person’s status or service as our director, officer, employee or other agent upon an undertaking by the person to repay those advances if it is ultimately determined that the person is not entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a registration statement on Form SB-2 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s Public Reference Room; or

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

LEGAL MATTERS

The validity of the securities being offered by this prospectus have been passed upon for us by Foley Hoag LLP, Boston, Massachusetts.

EXPERTS

Stowe & Degon have audited our financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004. The financial statements referred to above are included in this prospectus with reliance upon the independent registered public accounting firm’s opinion based on its expertise in accounting and auditing.

ITEM 7.   FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Novelos Therapeutics, Inc.
Newton, Massachusetts

We have audited the accompanying balance sheets of Novelos Therapeutics, Inc. as of December 31, 2005 and the related statements of operations, stockholders’ equity (deficiency) and cash flows for the years ended December 31, 2005 and December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13, the financial statements have been restated for changes to the Company’s accounting for the beneficial conversion feature associated with its Series A 8% Cumulative Convertible Preferred Stock and to correct the calculation of Net Loss Attributable to Common Stockholders and Basic and Diluted Net Loss Attributable to Common Stockholders Per Common Share.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Novelos Therapeutics, Inc. as of December 31, 2005 and the results of its operations, changes in stockholders’ deficiency and cash flows for the years ended December 31, 2005 and December 31, 2004 in conformity with accounting principles generally accepted in the United States.

/s/ Stowe & Degon

Worcester, Massachusetts
March 22, 2006 except for Notes 5 and 13 for which the date is November 1, 2006

NOVELOS THERAPEUTICS, INC.
BALANCE SHEETS

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and equivalents	$11,711,402	$4,267,115
Restricted cash	2,210,768	196,908
Prepaid expenses and other current assets	371,183	337,902
Total current assets	14,293,353	4,801,925
FIXED ASSETS, NET	26,134	22,610
DEFERRED FINANCING COSTS	—	24,612
PREPAID EXPENSES	—	79,896
DEPOSITS	10,875	9,656
TOTAL ASSETS	$14,330,362	$4,938,699
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,102,067	$211,456
Accrued interest	5,700	5,700
Total current liabilities	1,107,767	217,156
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred Stock, $0.00001 par value;7,000 shares authorized: Series A 8% cumulative convertible preferred stock; 3,264 shares issued and outstanding (liquidation preference $3,264,000)	—	—
Common stock; $0.00001 par value; 100,000,000 shares authorized; 39,235,272 and 27,921,199 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	392	279
Additional paid-in capital	34,233,883	20,119,820
Accumulated deficit	(21,011,680)	(15,398,556)
Total stockholders’ equity	13,222,595	4,721,543
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$14,330,362	$4,938,699

See notes to financial statements.

NOVELOS THERAPEUTICS, INC.
STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004
	Unaudited	Restated (Note 13) Unaudited	Restated (Note 13) Audited	Audited
REVENUES:
Sales of samples	$—	$12,584	$12,584	$4,962
Total revenue	—	12,584	12,584	4,962
COSTS AND EXPENSES:
Research and development	4,200,465	927,169	1,136,217	261,768
General and administrative	1,889,182	905,224	1,442,749	368,413
Total costs and expenses	6,089,647	1,832,393	2,578,966	630,181
OTHER INCOME (EXPENSE):
Consulting revenue	—	—	—	13,374
Interest income	472,023	9,693	49,876	95
Interest expense	—	(109,102)	(109,102)	(208,741)
Miscellaneous	4,500	4,297	5,796	5,206
Gain on forgiveness of debt	—	2,087,531	2,087,531	—
Restructuring expense	—	(2,521,118)	(2,521,118)	—
Total other income (expense)	476,523	(528,699)	(487,017)	(190,066)
NET LOSS	(5,613,124)	(2,348,508)	(3,053,399)	(815,285)
PREFERRED STOCK DIVIDEND	(195,840)	—	(64,000)	—
PREFERRED STOCK DEEMED DIVIDEND	—	(1,943,377)	(2,077,321)	—
ACCRETION ON CONVERTIBLE PREFERRED STOCK, SERIES A	—	—	—	(69,541)
ACCRETION ON CONVERTIBLE PREFERRED STOCK SERIES B	—	—	—	(67,267)
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(5,808,964)	$(4,291,885)	$(5,194,720)	$(952,093)
BASIC AND DILUTED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$(0.16)	$(0.22)	$(0.24)	$(0.28)
SHARES USED IN COMPUTING BASIC AND DILUTED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	36,487,218	19,689,732	21,757,424	3,455,238

See notes to financial statements.

NOVELOS THERAPEUTICS, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
	Common Stock		Series A Cumulative Convertible Preferred Stock		Convertible Preferred Stock, Series A		Convertible Preferred Stock, Series B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders’ Equity (Deficiency)
									Restated (Note 13)
BALANCE AT JANUARY 1, 2004 (audited)	20,000	$200	—	$—	2,783	$4,078,764	2,201	$3,687,905	$82,696	$(11,393,064)	$—	$(3,543,499)
Recapitalization	4,014,782	(160)	—	—	(2,783)	(4,148,305)	(2,201)	(3,755,172)	7,903,637	—	—	—
Accretion on Series A	—	—	—	—	—	69,541	—	—	—	(69,541)	—	—
Accretion on Series B	—	—	—	—	—	—	—	67,267	—	(67,267)	—	—
Shares issued in consideration of cancellation of escrow agreement	391,344	4	—	—	—	—	—	—	3,909	—	—	3,913
Stock-based compensation	—	—	—	—	—	—	—	—	7,868	—	—	7,868
Treasury stock acquired (195,672 shares)	—	—	—	—	—	—	—	—	—	—	(1,956)	(1,956)
Net loss	—	—	—	—	—	—	—	—	—	(815,285)	—	(815,285)
BALANCE AT DECEMBER 31, 2004 (audited)	4,426,126	44	—	—	—	—	—	—	7,998,110	(12,345,157)	(1,956)	(4,348,959)
Issuance of common stock for financing commitment	10,500,000	105	—	—	—	—	—	—	—	—	—	105
Issuance of common stock upon conversion of convertible debt	1,760,000	18	—	—	—	—	—	—	1,099,982	—	—	1,100,000
Issuance of common stock in settlement of unsecured debt	586,351	6	—	—	—	—	—	—	732,935	—	—	732,941
Issuance of common stock in restructuring of royalty arrangement	2,016,894	20	—	—	—	—	—	—	2,521,098	—	—	2,521,118
Issuance of common stock in merger	4,500,000	45	—	—	—	—	—	—	(45)	—	—	—
Retirement of treasury stock in merger	(195,672)	(2)	—	—	—	—	—	—	(1,954)	—	1,956	—
Issuance of common stock in private placement, net of issuance costs of $891,383	4,000,000	40	—	—	—	—	—	—	4,108,577	—	—	4,108,617
Issuance of common stock for placement agent services	125,000	1	—	—	—	—	—	—	156,249	—	—	156,250
Issuance of common stock for services	202,500	2	—	—	—	—	—	—	527,798	—	—	527,800
Compensation expense associated with options issued to non-employees	—	—	—	—	—	—	—	—	113,070	—	—	113,070
Issuance of cumulative convertible preferred stock, net of issuance costs of $336,000	—	—	3,200	—	—	—	—	—	—	—	—	—
Issuance of warrants in connection with preferred stock	—	—	—	—	—	—	—	—	786,679	—	—	786,679
Beneficial conversion feature on preferred stock	—	—	—	—	—	—	—	—	2,077,321	—	—	2,077,321
Issuance of cumulative convertible preferred stock in payment of dividends	—	—	64	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(3,053,399)	—	(3,053,399)
BALANCE AT DECEMBER 31, 2005 (audited)	27,921,199	279	3,264	—	—	—	—	—	20,119,820	(15,398,556)	—	4,721,543
Exercise of stock options	75,000	1	—	—	—	—	—	—	749	—	—	750
Issuance of common stock for services	85,000	1	—	—	—	—	—	—	144,049	—	—	144,050
Issuance of common stock in private placement, net of issuance costs of $1,211,232	11,154,073	111	—	—	—	—	—	—	13,846,663	—	—	13,846,774
Compensation expense associated with options issued to employees	—	—	—	—	—	—	—	—	191,974	—	—	191,974
Compensation expense associated with options issued to non-employees	—	—	—	—	—	—	—	—	126,468	—	—	126,468
Dividends paid on preferred stock	—	—	—	—	—	—	—	—	(195,840)	—	—	(195,840)
Net loss	—	—	—	—	—	—	—	—	—	(5,613,124)	—	(5,613,124)
BALANCE AT SEPTEMBER 30, 2006 (unaudited)	39,235,272	$392	3,264	$—	—	$—	—	$—	$34,233,883	$(21,011,680)	$—	$13,222,595

See notes to financial statements.

NOVELOS THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004
	Unaudited	Unaudited	Restated (Note 13) Audited	Audited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,613,124)	$(2,348,508)	$(3,053,399)	$(815,285)
Adjustments to reconcile net loss to cash used for operating activities:
Depreciation and amortization	7,192	1,303	3,244	2,538
Stock-based compensation	462,492	168,186	399,461	7,868
Gain on forgiveness of debt	—	(2,087,531)	(2,087,531)	—
Loss on cancellation of escrow agreement	—	—	—	1,957
Common stock issued for restructuring expense	—	2,521,118	2,521,118	—
Increase (decrease) in:
Accounts receivable	—	12,584	12,584	100
Prepaid expenses and other current assets	46,615	(50,556)	(96,653)	(75,219)
Accounts payable and accrued expenses	890,611	(40,325)	(136,538)	314,194
Accrued interest	—	51,451	51,451	174,520
Deferred revenue	—	(12,584)	(12,584)	(100)
Deferred rent	—	250	(250)	250
Cash used in operating activities	(4,206,214)	(1,784,612)	(2,399,097)	(389,177)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(10,716)	(22,963)	(25,854)	—
Change in restricted cash	(2,013,860)	(195,726)	(196,908)	—
Deferred financing costs	24,612	—	(24,612)	—
Deposits	(1,219)	(4,798)	(4,798)	—
Cash used in investing activities	(2,001,183)	(223,487)	(252,172)	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net	13,846,774	3,819,034	3,714,868	—
Proceeds from issuance of Series A 8% cumulative convertible preferred stock, net	—	2,680,000	2,864,000	—
Dividends paid to preferred stockholders	(195,840)	—	—	—
Proceeds from exercise of stock option	750	—	—	—
Payments of long-term debt	—	(1,840)	(1,840)	(2,832)
Proceeds from issuance of promissory notes	—	850,000	850,000	219,000
Payment of promissory notes	—	(519,000)	(519,000)	—
Cash provided by financing activities	13,651,684	6,828,194	6,908,028	216,168
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	7,444,287	4,820,095	4,256,759	(173,009)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	4,267,115	10,356	10,356	183,365
CASH AND EQUIVALENTS AT END OF YEAR	$11,711,402	$4,830,451	$4,267,115	$10,356
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$—	$57,461	$57,461	$33,750
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Deemed dividend on preferred stock	$—	$1,943,377	$2,077,321	$—
Preferred stock issued in payment of dividends	$—	$—	$64,000	$—
Common stock issued for services	$144,050	$156,250	$156,250	$—
Common stock issued on conversion of promissory notes	$—	$1,100,000	$1,100,000	$—
Common stock issued to repay notes payable	$—	$638,719	$638,719	$—
Common stock issued in exchange for accounts payable	$—	$544,221	$544,221	$—
Common stock issued for accrued interest	$—	$100,000	$100,000	$—
Common stock issued for prepaid expenses	$—	$216,000	$426,450	$—
Demand notes payable forgiven	$—	$610,212	$610,212	$—
Accounts payable forgiven	$—	$773,599	$773,599	$—
Accrued compensation forgiven	$—	$360,357	$360,357	$—
Accrued interest forgiven	$—	$343,363	$343,363	$—
Accrued liability for amounts included in prepaid expenses	$—	$372,450	$—	$—

See notes to financial statements.

Novelos Therapeutics, Inc.
Notes to Financial Statements

(ALL INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND PERIODS SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)

1.   NATURE OF BUSINESS

Novelos Therapeutics, Inc. (‘‘Novelos’’ or on or after June 13, 2005, the ‘‘Company’’) was incorporated on June 21, 1996 as AVAM International, Inc. (‘‘AVAM’’). On October 6, 1998, Novelos Therapeutics, Inc., a newly incorporated entity, merged into AVAM, and the name of AVAM was changed to Novelos Therapeutics, Inc. See Note 3 regarding the merger and restructuring that occurred during 2005. Novelos owns exclusive worldwide intellectual property rights (excluding Russia and other states of the former Soviet Union) related to certain clinical compounds and other pre-clinical compounds based on oxidized glutathione. Novelos focuses on therapeutics for the treatment of various cancers and infectious diseases.

The Company is subject to a number of risks similar to those of other companies in an early stage of development. Principal among these risks are dependence on key individuals, competition from substitute products and larger companies, the successful development and marketing of its products in a highly regulated environment, and the need to obtain additional financing necessary to fund future operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all short-term investments purchased with original maturities of three months or less to be cash equivalents.

Restricted Cash — Restricted cash at December 31, 2005 represents cash placed in escrow as contractually required under an employment agreement with an officer. At September 30, 2005, restricted cash also includes $2,058,330 of cash pledged as security on a letter of credit agreement with a bank. See Note 10.

Property and Equipment — Property and equipment are stated at cost. Depreciation on property and equipment is provided using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated over the lesser of the estimated useful lives of the assets or the remaining lease term.

Revenue Recognition — Revenue from sales of samples is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred, and there is reasonable assurance of collection.

Research under collaborative research and development agreements will be recognized as research is performed under the terms of the agreements, when there is an obligation to pay, and when no future performance obligations exist. Consideration received in advance, whether cash, equity securities or other instruments, is initially recorded as deferred revenue and recognized when earned. Revenue earned upon the attainment of research or product development milestones will be recognized over the terms of the related agreements, once all contingencies are eliminated, after taking into consideration the cost to date and the estimated total cost of the research activities.

Research and Development — Research and development costs are expensed as incurred.

Income Taxes — The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (‘‘SFAS’’) No. 109, Accounting for Income Taxes (‘‘SFAS 109’’). SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Comprehensive Income (Loss) — The Company had no components of comprehensive income other than net loss in all of the periods presented.

Concentration of Credit Risk — The Company maintains deposits in financial institutions, which may exceed federally insured limits. Senior management continually reviews the financial stability of these institutions.

Impairment of Long-Lived Assets — At each balance sheet date, the Company assesses whether there has been an impairment in the value of long-lived assets by determining whether projected undiscounted cash flows generated by the applicable asset exceed its net book value as of the assessment date. There were no impairments of the Company’s assets at the end of each period presented.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), to define fair value, establish a framework for measuring fair value in generally accepted accounting principles and expand disclosures about fair- value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with earlier application allowed. The Company is currently evaluating the effect of this standard on its future reported financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140 (“SFAS 155”), to simplify and make more consistent the accounting for certain financial instruments. SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair-value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair-value basis. SFAS 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, Reporting Accounting Changes in Interim Financial Statements (‘‘SFAS 154’’), which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 became effective for the Company beginning January 1, 2006 and is not expected to have a material impact on the Company’s financial position or results of operations.

Reclassifications — Certain amounts in prior periods have been reclassified to conform to the current period presentation.

Unaudited Interim Financial Information — The financial information as of and with respect to the nine months ended September 30, 2005 and all periods subsequent to December 31, 2005 is unaudited. In the opinion of management, such information includes all normal and recurring adjustments necessary for a fair presentation of results for the interim periods. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

3.   REVERSE MERGER AND RESTRUCTURING

On May 26, 2005, indebtedness of Novelos in the amount of $3,139,185 was exchanged for 586,351 shares of common stock of Novelos with an aggregate deemed value of $732,941 and cash in the amount of $318,714, which resulted in forgiveness of debt income of $2,087,531. Also on May 26, 2005, holders of convertible notes of Novelos in the principal amount of $1,100,000 converted their notes into 1,760,000 shares of common stock of Novelos at a price of $0.625 per share. In addition, Novelos amended an arrangement for future royalty payments to a related party (see Note 11), which resulted in the issuance of 2,016,894 shares of its common stock with an aggregate deemed value of $2,521,118. These amounts have been reflected in Novelos’ Statements of Operations as ‘‘Gain on forgiveness of debt’’ and ‘‘Restructuring expense.’’

On May 26, 2005, Nove Acquisition, Inc., a wholly-owned subsidiary of Common Horizons, Inc., a Nevada corporation (‘‘Common Horizons’’), merged with and into Novelos such that Novelos was the surviving corporation and became a wholly-owned subsidiary of Common Horizons. All outstanding shares of common stock of Novelos were converted into an equal number of shares of common stock of Common Horizons. In addition, each option and warrant to acquire shares of common stock of Novelos was converted into the right to acquire an equal number of shares of common stock of Common Horizons at the exercise price stated in the original option or warrant. All treasury stock (195,672 shares) was retired.

On May 27, 2005, Common Horizons sold 87 units, each unit consisting of 20,000 shares of common stock and warrants expiring on August 9, 2008 to purchase 10,000 shares of common stock at a purchase price of $2.25 per share (a ‘‘Unit’’), in a private placement transaction to accredited investors. As a result of the sale of these units, Common Horizons issued 1,740,000 shares of common stock and warrants to purchase 870,000 shares of common stock. Common Horizons received $1,725,000 in cash as a result of such sale of Units. Holders of convertible debt of Common Horizons in the amount of $450,000 converted the debt into 18 of the 87 Units. In connection with the closing, Common Horizons paid commissions and finders fees consisting of $217,500 in cash and issued warrants expiring August 9, 2010 to purchase 152,000 shares of common stock of Common Horizons at an initial exercise price of $2.00 per share.

On May 27, 2005, as a result of the transactions described above, there were approximately 25,458,700 shares of common stock of Common Horizons issued and outstanding and options and warrants to purchase up to 2,202,651 and 1,764,000 shares, respectively, of common stock of Common Horizons issued and outstanding.

On June 13, 2005, Common Horizons merged with and into its wholly-owned subsidiary, Novelos. Each stockholder of Common Horizons received one share of common stock, par value $0.00001 per share, of Novelos for each share of common stock, par value $0.001 per share, of Common Horizons. All but 4,500,000 shares of Common Horizons common stock was canceled. In addition, each option and warrant to acquire shares of common stock of Common Horizons was converted into the right to acquire an equal number of shares of common stock of Novelos at the exercise price stated in the original option or warrant.

On June 29, 2005, the Company completed a second closing of its private placement of Units. The Company sold 33 Units for aggregate gross proceeds of $825,000. The Company issued to the accredited investors an aggregate of 660,000 shares of its common stock and warrants to purchase an aggregate of 330,000 shares of its common stock. In connection with this second closing, the Company paid commissions and finders fees consisting of $80,500 and issued warrants expiring August 9, 2010 to purchase 64,000 shares of common stock of the Company at an initial exercise price of $2.00 per share.

On July 29, 2005, the Company completed a third closing of its private placement of Units. The Company sold 46 Units, which resulted in aggregate gross proceeds to the Company of $1,150,000. The Company issued to the accredited investors an aggregate of 920,000 shares of its common stock and warrants to purchase an aggregate of 460,000 shares of its common stock. In connection with this closing, the Company paid commissions and finders fees consisting of $105,000 and issued warrants expiring August 9, 2010 to purchase 82,000 shares of common stock of the Company at an initial exercise price of $2.00 per share.

On August 9, 2005, the Company completed a fourth closing of its private placement of Units. The Company sold 34 Units, receiving $750,000 in cash as a result of such sale, and converted accrued interest of $100,000 into Units. The Company issued to the accredited investors an aggregate of 680,000 shares of its common stock and warrants to purchase an aggregate of 340,000 shares of its common stock. In connection with this closing, the Company paid finders fees consisting of $58,000 and issued warrants expiring August 9, 2010 to purchase 42,000 shares of common stock of the Company at an initial exercise price of $2.00 per share.

On August 9, 2005, the Company repaid certain stockholder loans in the principal amount of $500,000 advanced in December 2004 and January 2005 and more fully described in Note 8 with proceeds from the private placement of Units.

In connection with the private placement of Units (collectively referred to as the “2005 PIPE”), vFinance Investments, Inc. and Mercer Capital, Ltd. acted as placement agents, on a best efforts basis. The placement agent agreement provided that the placement agents receive 8% of the gross proceeds of the Units sold by or through the efforts of the placement agents, a nonaccountable expense allowance of 2% of the gross proceeds of all Units sold in the offering, and reimbursement for additional expenses of up to $40,000 to cover their due diligence investigation of the Company and their legal fees and expenses. In addition, the placement agents received warrants to purchase 218,000 shares of common stock of the Company representing 10% of the total number of shares of common stock of the Company sold by or through the efforts of the placement agents, all of which are included in the amounts described as warrants issued for commissions and finders fees for each closing above. The placement agents also received 125,000 shares of common stock of Common Horizons upon the initial sale of Units. The Company also paid similar fees (cash and warrants) to finders who introduced the Company to certain investors. In total Novelos issued warrants to purchase 340,000 shares of common stock to finders and placement agents at an initial exercise price of $2.00 per share as compensation. The estimated fair value of these warrants was $1.94 per share using the Black-Scholes option-pricing model with 80% volatility, a 5 year life and risk-free interest rates ranging from 3.77%-4.25%.

The sale of the Series A preferred stock and warrants described in Note 5, resulted in an anti-dilution adjustment to the exercise price of the outstanding warrants described above. Such adjustment reduced the exercise price of such warrants from $2.00 and $2.25 to $1.65 per share of common stock.

The sale of common stock and warrants also described in Note 5 resulted in a further anti-dilution adjustment to the exercise price and number of the outstanding warrants described above. The adjustment reduced the exercise price of such warrants from $1.65 to $1.35 per share of common stock. See Note 5 for a summary of warrants outstanding at September 30, 2005.

The Company was obligated to file a registration statement covering the shares of common stock issued and issuable in the 2005 PIPE within 60 days (October 8, 2005) and to cause the registration statement to be declared effective within 180 days (February 5, 2006) following the last closing date of such sale of Units. The Company is obligated to pay the investors an amount equal to two percent (2%) of the purchase price of the Units purchased by them for each 30-day period following such date that the registration statement has not been filed or declared effective, as the case may be. The Company has obtained waivers of this requirement from substantially all of the unit holders and has recorded a liability of $8,000 and $33,000 as of September 30, 2006 and December 31, 2005, respectively, for such payments. If the Company fails to pay any partial liquidated damages in full within seven days after the date payable, the Company will pay interest thereon at a rate of 15% per annum. The registration statement was filed on November 16, 2005 and was declared effective on December 15, 2005. The use of the registration statement was subsequently suspended (see Note 13).

4.   FIXED ASSETS

Fixed assets consisted of the following at December 31:

	2005	2004
Office equipment	$49,717	$26,364
Leasehold improvements	2,500	—
Total fixed assets	52,217	26,364
Less accumulated depreciation and amortization	(29,607)	(26,364)
Fixed assets, net	$22,610	$—

Included in fixed assets is equipment under capital lease with a cost of $13,061. Accumulated depreciation on such equipment was $13,061 at both December 31, 2005 and 2004.

5.   STOCKHOLDERS’ EQUITY (Restated, see Note 13)

All outstanding shares of common stock and preferred stock are duly authorized, validly issued, fully-paid and non-assessable.

Common Stock

On March 26, 2004, in accordance with the consent of Novelos’s stockholders, Novelos effected a 71.3064 for 1 stock split in the form of a stock dividend of 70.3064 shares for stockholders of record on that date. In addition each then outstanding share of Series A preferred stock was converted into 473.33 shares of common stock and each outstanding share of Series B preferred stock was converted into 586.7233 shares of common stock. All shares of Series A and Series B preferred stock, and accrued dividends thereon, were cancelled upon exchange for common shares. Concurrent with the stock dividend and conversion of Series A and Series B preferred stock, the par value of Novelos’s common stock was changed from $.01 to $.00001.

Voting.   Holders of common stock are entitled to one vote per share held of record on all matters to be voted upon by stockholders. The common stock does not have cumulative voting rights. Persons who hold a majority of the outstanding common stock entitled to vote on the election of directors can elect all of the directors who are eligible for election.

Dividends.   Subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock, the holders of common stock are entitled to receive such lawful dividends as may be declared by the Company’s board of directors.

Liquidation and Dissolution.   In the event of the Company’s liquidation, dissolution or winding up, and subject to the rights of the holders of any outstanding shares of preferred stock, the holders of shares of common stock will be entitled to receive pro rata all of the remaining assets available for distribution to the Company’s stockholders.

Other Rights and Restrictions.   The Company’s charter prohibits the granting of preemptive rights to any of the stockholders. All outstanding shares are fully paid and nonassessable.

Listing.   The Company’s common stock is traded on the over-the-counter bulletin board under the trading symbol “NVLT.OB.”

Series A 8% Cumulative Convertible Preferred Stock (Restated, see Note 13)

On September 30, 2005 and October 3, 2005, the Company sold 3,000 and 200 units, respectively, each unit consisting of a share of its Series A 8% cumulative convertible preferred stock, par value $0.00001 per share, and warrants to purchase 303.03 shares of its common stock for a purchase price of $1,000 per unit. As a result of these transactions, the Company issued 3,000 and 200 shares, respectively, of its Series A preferred stock and warrants to purchase 909,090 and 60,606 shares, respectively, of its common stock. The warrants expire in five years and had an initial exercise price of $2.00 per share. The units were sold to four institutional investors, one of which was a previous investor in the Company, for aggregate net proceeds of $2,864,000.

The fair value of the 969,696 warrants, determined on a relative fair value basis, was $786,679, which is included in additional paid-in capital. Since the initial $1.65 conversion price of the preferred stock was less than the market value at the time of the closings, the Company determined that this represents a beneficial conversion feature. After allocating the value of the warrants, the intrinsic value of the beneficial conversion feature was determined to be $4,344,252 in the year ended December 31, 2005 and $4,100,257 in the nine months ended September 30, 2005. There were not sufficient net proceeds remaining to allocate the full intrinsic value to the beneficial conversion feature. Therefore, the remaining net proceeds of $2,077,321 in the year ended December 31, 2005 and $1,943,377 in the nine months ended September 30, 2005 were allocated to the beneficial conversion feature and those amounts were recorded as a deemed dividend in the respective periods.

Voting Rights:    The Series A preferred stockholders do not have voting rights. The holders of a majority of the Series A preferred stock, as a class, have the right to nominate one member for election to the Company’s board of directors for so long as any shares of Series A preferred stock are outstanding. The preferred stockholders nominated Michael J. Doyle and he has been elected to the Company’s board of directors.

Dividends:    The Series A preferred stock has a dividend rate of 8% per annum, payable quarterly, which rate increases to 20% per annum on the second anniversary of the date of issuance and upon the occurrence of certain events of default specified in the certificate of incorporation. Such dividends may be paid in cash or in additional shares of the Company’s Series A preferred stock. The dividend due for the quarter ended December 31, 2005 in the amount of $64,000 was paid by the issuance of 64 shares of Series A preferred stock with a deemed value of $1,000 per share.

Conversion:    Each share of Series A preferred stock was initially convertible into 606 shares of common stock. The Series A preferred stock can be converted only to the extent that the Series A stockholder will not, as a result of the conversion, hold in excess of 4.99% of the total outstanding shares of the Company’s common stock.

Antidilution:    Upon the occurrence of a stock split, stock dividend, combination of the Company’s common stock into a smaller number of shares, issuance of any of the Company’s shares or other securities by reclassification of the Company’s common stock, merger or sale of substantially all of the Company’s assets, the conversion rate shall be adjusted so that the conversion rights of the Series A preferred stock stockholders will be equivalent to the conversion rights of the Series A preferred stock stockholders prior to such event.

Redemption:    The Series A preferred stock is not redeemable at the option of the holder. However, the Company may redeem the Series A preferred stock for $1,200 per share plus any accrued but unpaid dividends upon 30 days’ (during which time the Series A preferred stock may be converted) prior written notice if a registration statement has been filed with and declared effective by the Securities and Exchange Commission covering the shares of the Company’s common stock issuable upon conversion of the Series A preferred stock.

Dissolution:    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the Series A preferred stock will be treated as senior to the Company’s common stock. The Series A preferred stockholders will be entitled to receive first, $1,000 per share and all accrued and unpaid dividends. If, upon any winding up of the Company’s affairs, the Company’s assets available to pay the holders of Series A preferred stock are not sufficient to permit the payment in full, then all the Company’s assets will be distributed to the holders of the Company’s Series A preferred stock on a pro rata basis.

The Company agreed to file a registration statement with the SEC to register 175% of the shares of common stock issuable upon conversion of the Series A preferred stock and 100% of the common stock issuable upon exercise of the warrants within 30 days of the date of issuance of the Series A preferred stock and cause it to become effective within 120 days of the date of such issuance. The Company is obligated to pay such investors two percent (2%) in cash of the purchase price of any Series A preferred stock not yet converted and the purchase price of shares issued upon conversion of the Series A preferred stock for each month or portion of a month during which the Company is delinquent with respect to these registration obligations. The Company obtained a waiver of this requirement provided that the required registration statement was filed on or before November 16, 2005. The registration statement was filed on November 16, 2005 and was declared effective on December 15, 2005. The use of the registration statement was subsequently suspended (see Note 13).

In connection with the sale of the Series A preferred stock and warrants, a stockholder, Ms. Margie Chassman, provided a financial enhancement to the investors in the form of an escrow of 2,133,000 shares of her common stock, to be drawn upon by the investors if their investment in the equity securities of the Company fails to provide a specified yield. In addition, the Company paid $166,000 to Ms. Chassman and her designee, for providing such financial enhancement. This amount is included in the $366,000 of issuance costs netted against the proceeds from the issuance of Series A preferred stock as reported in the Statement of Stockholders’ Equity (Deficiency).

The sale of the Series A preferred stock and warrants led to an anti-dilution adjustment to the exercise price and number of outstanding warrants issued in connection with the 2005 PIPE. The exercise price per share was reduced from $2.00 and $2.25 to $1.65 per share.

The sale of common stock and warrants in the 2006 PIPE resulted in a further anti-dilution adjustment to the exercise price of the outstanding warrants of the Company. Such adjustment reduced the exercise price of such warrants from $1.65 to $1.35 per share of common stock and increased the amount of the outstanding warrants issued in the 2005 PIPE. This sale also resulted in an anti-dilution adjustment to the conversion price of the Company’s Series A preferred stock from $1.65 to $1.35. See summary of warrants outstanding at September 30, 2006 below.

2006 Private Investment Public Equity (“2006 PIPE”)

On March 7, 2006, the Company issued 11,154,073 shares of its common stock and warrants to purchase 8,365,542 shares of its common stock pursuant to a securities purchase agreement dated March 2, 2006 with 39 accredited investors for aggregate gross proceeds of $15,058,005. The warrants are exercisable until March 7, 2011 at an exercise price of $2.50 per share.

The Company is required to register the resale of the shares of common stock sold in the offering and issuable upon exercise of the warrants. The Company is required to file the registration statement with the Securities and Exchange Commission within 30 days after the closing and use its best efforts to cause the registration statement to be declared effective under the Securities Act of 1933, as amended, within 120 days after the closing of the offering. The Company is required to use its best efforts to keep the registration statement continuously effective under the Securities Act until the earlier of the date when all the registerable securities covered by the registration statement have been sold or the second anniversary of the closing. In the event that the registration statement is not filed or declared effective when due, the Company is obligated to pay the investors liquidated damages in the amount of 1% of the purchase price for each month in which the Company is in default. The Company filed a registration statement covering the common stock and warrants issued in connection with the 2006 PIPE on April 6, 2006 and it was declared effective on April 19, 2006. The use of the registration statement was subsequently suspended (see Note 13).

Oppenheimer & Co., Inc. acted as the placement agent and Rodman & Renshaw, LLC acted as the sub-placement agent in connection with the offering. The aggregate commissions payable to Oppenheimer and Rodman & Renshaw in connection with the private placement were approximately $1,000,000. In addition, the Company issued warrants to purchase 669,244 shares of common stock to these agents identical to those sold to the investors. The sale of common stock and warrants in the 2006 PIPE resulted in an anti-dilution adjustment to the exercise price of the warrants issued in connection with the 2005 PIPE and Series A preferred stock. Such adjustment reduced the exercise price of such warrants from $1.65 to $1.35 per share of common stock. This sale also resulted in an anti-dilution adjustment to the conversion price of the Company’s Series A preferred stock from $1.65 to $1.35.

Common Stock Warrants — The following table summarizes information with regard to outstanding warrants issued in connection with equity and debt financings as of September 30, 2006:

Offering	Outstanding (as adjusted)	Exercise Price (as adjusted)	Expiration Date
2005 Bridge Loans	720,000	$0.625	April 1, 2010
2005 PIPE
Investors	3,333,275	$1.35	August 9, 2008
Placement Agents/Finders	503,692	$1.35	August 9, 2010
Series A Preferred
Investors - September 30, 2005 closing	909,090	$1.35	September 30, 2010
Investors - October 3, 2005 closing	60,606	$1.35	October 3, 2010
2006 PIPE
Investors	8,365,542	$2.50	March 7, 2011
Placement Agents	669,244	$2.50	March 7, 2011
Total	14,561,449

None of the above warrants have been exercised as of September 30, 2006.

On April 1, 2005, in connection with the issuance of $450,000 bridge notes payable, the Company issued warrants to purchase 720,000 shares of Novelos stock at $0.625 per share that expire in 5 years.

Reserved Shares — At September 30, 2006 and December 31, 2005, 73,873 shares of common stock were reserved for issuance upon exercise of options granted under the 2000 plan; 7,482,786 shares of common stock were reserved for issuance upon exercise of other outstanding options and warrants; up to 3,393,938 shares of common stock were reserved for issuance pursuant to outstanding convertible preferred stock. At September 30, 2006, 5,000,000 shares of common stock were reserved for issuance under the 2006 Stock Incentive Plan.

6. STOCK-BASED COMPENSATION

The Company’s stock-based compensation plans are summarized below:

2000 Stock Option Plan. The Company's incentive stock option plan established in August 2000 (the “2000 Plan”) provides for grants of options to purchase up to 73,873 post-split shares of common stock. Grants may be in the form of incentive stock options or nonqualified options. The board of directors determines exercise prices and vesting periods on the date of grant. Options generally vest annually over three years and expire on the tenth anniversary of the grant date. No options were granted, exercised or cancelled under the 2000 Plan during 2005 or during the nine-month period ending September 30, 2006.

2006 Stock Incentive Plan. On May 1, 2006, the Company’s board of directors adopted and on July 21, 2006 the Company’s stockholders approved, the 2006 Stock Incentive Plan (the “2006 Plan”). A total of 5,000,000 shares of common stock are reserved for issuance under the 2006 Plan for grants of incentive or nonqualified stock options, rights to purchase restricted and unrestricted shares of common stock, stock appreciation rights and performance share grants. A committee of the board of directors determines exercise prices, vesting periods and any performance requirements on the date of grant, subject to the provisions of the 2006 Plan. Options are granted at or above the fair market value of the common stock at the grant date and expire on the tenth anniversary of the grant date. In the nine months ended September 30, 2006, stock options for the purchase of 210,000 shares of common stock were granted under the 2006 Plan.

Other Stock Option Activity. During 2005 and 2004, the Company issued stock options to employees, directors and consultants outside of any formalized plan. These options are exercisable within a ten-year period from the date of grant, and vest at various intervals with all options being fully vested within two-to-three years of the grant date. The options are not transferable except by will or domestic relations order. The option price per share is not less than the fair market value of the shares on the date of the grant. During the nine months ended September 30, 2006, options to purchase 75,000 shares were exercised. There have been no other exercises.

Adoption of SFAS No. 123(R)

Effective January 1, 2006, the Company adopted the fair-value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment (“SFAS 123R”), using the modified-prospective-transition method. SFAS 123R requires all share-based payments to employees including grants of employee stock options to be recognized in the financial statements based on their fair values. SFAS 123R did not change the accounting guidance for share-based payments granted to non-employees provided in SFAS No. 123, Accounting for Stock Based Compensation (“SFAS 123”), as originally issued and Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. EITF 96-18 requires that companies recognize compensation expense based on the estimated fair value of options granted to non-employees over their vesting period, which is generally the period during which services are rendered by such non-employees. The fair value of unvested non-employee stock awards is re-measured at each reporting period.

Under the modified prospective transition method, compensation cost recognized for the nine months ended September 30, 2006 includes: (a) compensation cost for all stock-based payments granted, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated. As a result of the adoption of SFAS 123R, the Company recorded incremental stock-based compensation expense of $191,974 in the nine months ended September 30, 2006.

During the years ended December 31, 2005 and 2004, the Company accounted for stock option awards granted to directors and employees (collectively, employees) under the recognition and measurement principles of Accounting Principles Board Opinion (‘‘APB’’) No. 25, Accounting for Stock Issued to Employees, (“APB 25”). Under this method compensation cost is recognized for the amount by which the market price of the stock on the date of grant exceeds the exercise price of the option. For the years ended December 31, 2005 and 2004, there was no stock-based employee compensation cost recorded for options granted to employees under the plan as none have been granted at exercise prices below the fair market value of the underlying stock. For those options granted at exercise prices equal to or greater than the fair market value of the underlying stock on the date of the grant, the Company applied the disclosure-only provision of SFAS 123.

The following table summarizes amounts charged to expense for stock-based compensation related to employee and director stock option grants and stock-based compensation recorded in connection with stock options and restricted stock awards granted to non-employee consultants:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004
Employee and director stock option grants:
Research and development	$139,050	$—	$—	$—
General and administrative	52,924	—	—	—
	191,974	—	—	—
Non-employee consultants stock option grants and restricted stock awards:
Research and development	3,969	67,215	67,215	—
General and administrative	266,549	100,971	332,246	7,868
	270,518	168,186	399,461	7,868

Total stock-based compensation	$462,492	$168,186	$399,461	$7,868

Determining Fair Value

Valuation and amortization method. The fair value of each stock award is estimated on the grant date using the Black-Scholes option-pricing model. The estimated fair value of employee stock options is amortized to expense using the straight-line method over the vesting period.

Volatility. Volatility is determined based on the Company’s estimate of fluctuation in its common stock price and its review of comparable public company data due to the limited amount of time that the Company’s common stock has been publicly traded.

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected life assumption.

Expected term. The expected term of stock options granted is based on the Company’s estimate of when options will be exercised in the future as there have been limited stock option exercises to date. The expected term is generally applied to one group as a whole as the Company does not expect substantially different exercise or post-vesting termination behavior within its employee population. The expected term of options that were granted prior to the Company’s stock becoming publicly traded was generally longer (10 years) than is currently estimated.

Forfeitures. As required by SFAS 123R, the Company records share-based compensation expense only for those awards that are expected to vest. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. The Company has applied an annual forfeiture rate of 0% to all unvested options as of September 30, 2006 as the Company believes that there is insufficient history to develop an accurate estimate of future forfeitures. This analysis will be re-evaluated quarterly and the forfeiture rate will be adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will be for only those shares that vest.

The following table summarizes weighted average values and assumptions used for options granted to employees, directors and consultants in the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)

Volatility	80%	0-80%	0%-80%	0%
Weighted-average volatility	80%	20.1%	23%	0%
Risk-free interest rate	4.59%-5.05%	3.84%-4.81%	3.95%-4.81%	3.95%-4.81%
Expected life (years)	5-10	5-10	2-10	10
Dividend	0	0	0	0
Weighted-average exercise price	$1.23	$0.66	$0.78	$0.01
Weighted-average grant-date fair value	$0.56	$0.45	$0.49	$0.00

Pro-Forma Information Under SFAS 123 for Periods Prior to January 1, 2006

The following table illustrates the effect on net loss and net loss per share had the Company applied the fair-value recognition provisions of SFAS 123R in the periods prior to adoption. For purposes of this pro-forma disclosure, the value of the options is estimated using the Black-Scholes option-pricing model and amortized to expense over the options’ vesting periods.

	Nine Months Ended September 30,	Year Ended December 31,
	2005	2005	2004
	Restated (Note 13) Unaudited	Restated (Note 13)
Net loss attributable to common stockholders as reported	$(4,291,885)	$(5,194,720)	$(952,093)
Stock-based employee compensation expense determined under fair-value-based method	(50,244)	(111,082)	(5,272)
Pro forma net loss attributable to common stockholders	$(4,342,129)	$(5,305,802)	$(957,365)
Basic and diluted net loss attributable to common stockholders per share:
As reported	$(0.22)	$(0.24)	$(0.28)
Pro forma	$(0.22)	$(0.24)	$(0.28)

Stock Option Activity

A summary of stock option activity under the 2000 Plan, the 2006 Plan and outside of any formalized plan is as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contracted Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2004	73,873	$3.16
Options granted	1,286,000	$0.01
Options forfeited	(407,222)	$0.01
Outstanding at December 31, 2004	952,651	$0.26
Options granted	1,775,000	$0.78
Outstanding at December 31, 2005	2,727,651	$0.60	8.9	$4,294,257
Options granted	210,000	$1.23
Options exercised	(75,000)	$0.01
Outstanding at September 30, 2006	2,862,651	$0.66	8.3	$1,836,718
Exercisable at September 30, 2006	2,230,312	$0.41	8.1	$1,700,076

The aggregate intrinsic value of options outstanding is calculated based on the positive difference between the closing market price of the Company’s common stock at the end of the respective period and the exercise price of the underlying options. The weighted average grant-date fair value of options granted in the nine months ended September 30, 2006 was $0.56 per share. The weighted average grant-date fair value of options granted in the year ended December 31, 2005 was $0.50. During the nine months ended September 30, 2006, the total intrinsic value of options exercised was $134,250 and the total amount of cash received from exercise of these options was $750.

The following tables summarize information about stock options outstanding at September 30, 2006:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.01	2,053,778	8.1	$0.01	1,900,627	$0.01
$ 0.70 - $1.95	255,705	9.2	$1.14	51,517	$0.88
$ 2.00 - $3.22	525,000	8.9	$2.63	250,000	$2.65
$ 7.01	28,168	5.8	$7.01	28,168	$7.01
	2,862,651	8.30	$0.66	2,230,312	$0.41

As of September 30, 2006, there was approximately $462,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.25 years. The Company expects 632,339 in unvested options to vest in the future.

7.   INCOME TAXES

The Company’s deferred tax assets consisted of the following at December 31:

	2005	2004

Net operating loss carryforwards	$4,723,000	$2,068,000
Depreciation and amortization	—	8,000
License fee	—	99,000
Research and development expenses	164,000	—
Accrued compensation	—	360,000
Accrued interest	—	320,000
Tax credits	282,000	380,000
Capital loss carryforward	403,000	380,000
Gross deferred tax asset	5,572,000	3,615,000
Valuation allowance	(5,572,000)	(3,615,000)
Net deferred tax asset	$—	$—

Because of the Company’s limited operating history, management has provided a 100% reserve against the Company’s net deferred tax assets for all periods. Management provided a valuation allowance due to the uncertainty associated with the utilization of the net operating loss carryforwards in the future. The valuation allowance was $5,272,000 and $3,615,000 at December 31, 2005 and 2004, respectively. As of December 31, 2005, the Company had net operating loss carryforwards of approximately $10,400,000, which begin to expire in 2011 for federal purposes. The Company’s research and development credits are available to offset future federal income tax, subject to limitations for alternative minimum tax. The research and development credit carryforwards begin to expire in 2011.

The capital loss carryforward relates to the loss recorded in prior years for Novelos’ investment in an unrelated company.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be utilized annually to offset future taxable income and income tax liabilities. The amount of any limitation is determined based on the Company’s value and the long-term tax-exempt rate on the date of an ownership change.

8.   NOTES PAYABLE TO STOCKHOLDERS

Since inception, Novelos has relied on private investors to fund its operations. Periodically, these investors have advanced monies to Novelos evidenced by notes payable or other written agreements.

Novelos had outstanding unsecured demand notes in the principal amount of $817,931 at December 31, 2004. These notes bore interest at 6%. At December 31, 2004, these notes included $521,931 of converted accrued compensation owed to officers, $100,000 of converted accrued consulting expense owed to a stockholder of Novelos and $196,000 in cash advances from stockholders. The notes related to converted compensation totaling $621,931 were forgiven by the stockholders. The remaining notes were repaid through the issuance of stock with a deemed value of $177,000 and cash of $19,000. Therefore, there were no unsecured demand notes outstanding at December 31, 2005.

On May 25, 2004, Novelos obtained a bridge loan in the amount of $100,000 from a stockholder. This loan bore interest at 15% and became due and payable on May 25, 2005. On November 25, 2003, Novelos received $900,000 from certain stockholders in new secured debt financing through the issuance of ‘‘bridge loans,’’ bearing interest at 15% and maturing on May 25, 2005. Novelos also converted an existing $100,000 secured demand note payable into a bridge loan under the same terms. Under the terms of the loan agreements, the principal amount of the notes could be converted to common stock at $1.00 per share, at the note holder’s option. If the market value of the stock fell below $2.00 per share, the conversion price would be adjusted downward to a price equal to one half of the market value of the stock, with a minimum conversion price of $.38 per common share. In May 2005 these bridge loans were converted into 1,760,000 shares of common stock in accordance with the loan agreements. Therefore, there were no bridge loans outstanding at December 31, 2005.

In January 2005 Novelos received $400,000 in the form of a loan from an individual stockholder. This loan bore interest at 6% per annum and was repayable following the closing of one or more equity financings that resulted in aggregate gross proceeds of at least $5,000,000 to the Company. In December 2004 the Company had received a $100,000 loan from the same individual stockholder. This loan bore interest at 6% per annum and was repayable upon the successful completion of a proposed ‘‘recapitalization’’ that raised at least $3 million. In exchange for both of these loans and the individual’s commitment to provide additional financing of up to $500,000 through August 2005, this individual received in January 2005 10,000,000 shares of common stock of Novelos. These loans allowed Novelos to sustain its operations until permanent equity, as described in Note 3, was obtained. The Company closed equity financings by means of the private placements described in Note 3, which resulted in $5,000,000 in aggregate gross proceeds to the Company. The Company repaid these loans on August 9, 2005 with proceeds from these equity financings. Therefore, there were no loans from stockholders outstanding at December 31, 2005.

9.   NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock and the dilutive potential common stock equivalents then outstanding. Potential common stock equivalents consist of stock options, warrants and convertible preferred stock. Since the Company has a net loss for all periods presented, the inclusion of stock options and warrants in the computation would be antidilutive. Accordingly, basic and diluted net loss per share are the same.

The following potentially dilutive securities have been excluded from the computation of diluted net loss per share since their inclusion would be antidilutive:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004
Stock options	2,862,651	2,627,651	2,727,651	952,651
Warrants	14,561,449	4,768,402	4,829,008	—
Conversion of preferred stock	2,417,777	1,818,182	1,939,393	—

10.   COMMITMENTS

On August 9, 2006, the Company entered into a one-year lease for office space, commencing September 1, 2006, at an annual rent of $65,250. Rent expense was $45,563, $45,355 and $36,100 for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004, respectively.

Novelos issued 50,000 shares of common stock to a vendor in connection with the restructuring of debt described in Note 3. Novelos has agreed to reimburse the vendor for the shortfall, if any, between the market value of shares still held at November 18, 2006, plus any proceeds received as of that date on the sale of the shares and $79,000. As of September 30, 2006, $34,000 is included in accrued expenses representing the estimated obligation in connection with this agreement.

On July 15, 2005, the Company entered into an employment agreement with Christopher J. Pazoles, Ph.D, whereby he agreed to serve as the Company’s vice president of research and development for an initial term of two years. His annual salary is $192,000 for the first year and $195,000 for the second year. Dr. Pazoles is also entitled to a minimum cash bonus of $16,000 at the end of the first year and $25,000 at the end of the second year. Dr. Pazoles’ agreement provides that he is entitled to participate in the Company’s employee fringe benefit plans or programs generally available to the Company’s senior executives. The agreement further provides that in the event that the Company terminates Dr. Pazoles without cause or he resigns for good reason (as defined), the Company will (i) pay Dr. Pazoles his base salary through the remainder of the term of his employment agreement in monthly installments; (ii) continue to provide him benefits for 12 months after the date of termination; and (iii) pay, on a prorated basis, any minimum bonus or other payments earned.

On January 31, 2006, the Company entered into an employment agreement with Harry Palmin effective January 1, 2006, whereby he agreed to serve as the Company’s president and chief executive officer for an initial term of two years at an annual salary of $225,000. He is eligible to receive an annual cash bonus at the discretion of the compensation committee and he is entitled to participate in the Company’s employee fringe benefit plans or programs generally available to the Company’s senior executives. The agreement provides that in the event that the Company terminates Mr. Palmin without cause or he resigns for good reason (as defined), the Company will (i) pay Mr. Palmin his pro rata share of the average of his annual bonus paid during the two fiscal years preceding his termination; (ii) pay Mr. Palmin his base salary for 11 months after the date of termination; (ii) continue to provide him benefits for 11 months after the date of termination; and (iii) fifty percent of his unvested stock options will vest. The agreement also contains a non-compete provision, which prohibits Mr. Palmin from competing with the Company for one year after termination of his employment with the Company

In July, 2006, the Company entered into a contract with a supplier of pharmaceutical products that will provide chemotherapy drugs to be used in connection with Phase 3 clinical trial activities outside of the United States. Pursuant to the contract, the Company was obligated to purchase a minimum of approximately $2.6 million of chemotherapy drugs at specified intervals through March 2008. As of September 30, 2006, approximately $1.8 million is remaining under that commitment. In connection with that agreement, the Company was required to enter into a standby letter of credit arrangement with a bank. The balance on the standby letter of credit at September 30, 2006 equals the remaining purchase commitment of $1.8 million. In connection with the letter of credit, the Company has pledged cash of approximately $2.1 million to the bank as collateral on the letter of credit. The pledged cash is included in restricted cash at September 30, 2006.

11.   RELATED-PARTY TRANSACTIONS AND COMMITMENTS

Novelos engaged a contract research organization that is a stockholder of the Company to perform research and development services. During the years ended December 31, 2005 and 2004, $200,611 and $39,340 of expenses, respectively, were incurred under this arrangement. No amount was payable to the stockholder at December 31, 2005. At December 31, 2004, $1,185,321 was payable to the stockholder and was included in accounts payable. The amount payable at December 31, 2004 was repaid through the issuance of common stock with a deemed value of $450,000 and the remaining balance was forgiven by the stockholder.

The Company is obligated to ZAO BAM, under a royalty and technology transfer agreement. One of the Company’s former directors is the majority shareholder of ZAO BAM. Pursuant to the royalty and technology transfer agreement between the Company and ZAO BAM, the Company is required to make royalty payments of 1.2% of net sales of oxidized glutathione-based products. The Company is also required to pay ZAO BAM $2 million for each new oxidized glutathione-based drug within eighteen months following FDA approval of such drug.

The Company has also agreed to pay ZAO BAM 12% of all license revenues, as defined, in excess of the Company’s expenditures associated therewith, including but not limited to, preclinical and clinical studies, testing, FDA and other regulatory agency submission and approval costs, general and administrative costs, and patent expenses, provided that such payment be no less than 3% of all license revenues.

Pursuant to an agreement that became effective on May 26, 2005, the Company revised its arrangement with Oxford Group, Ltd. and is required to pay Oxford Group, Ltd. a royalty in the amount of 0.8% of the Company’s net sales of oxidized glutathione-based products. The Company’s Chairman of the Board of Directors is president of Oxford Group, Ltd. As described in Note 3, the Company revised the arrangement for future royalty payments, which resulted in the issuance of 2,016,894 shares of common stock, including 907,602 shares to each of two directors of the Company, with an aggregate deemed value of $2,521,118.

The obligations to ZAO BAM and Oxford Group resulted from their assignment of the exclusive intellectual property and marketing rights to a drug development platform technology, worldwide, excluding Russia and the states of the former Soviet Union. The royalty payments will be recorded as royalty expense when the obligations are incurred. The payment for any new technologies will be accounted for as purchased technology and either capitalized or expensed at the time of payment, depending on the stage of completion of the related products.

See Notes 5 and 8 in regard to transactions with certain stockholders.

12.   SUBSEQUENT EVENTS

On November 3, 2006, Mark Balazovsky resigned for personal reasons from the Company’s Board of Directors. Mr. Balazovsky is the majority shareholder of ZAO BAM (see Note 11).

13.   RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the initial filing of the Company’s annual report on Form 10-KSB for the year ended December 31, 2005 and the 10-QSB for the quarter and nine months ended September 30, 2005 (the “Relevant Periods”) and in connection with an internal review of the terms associated with the Company’s historical financing transactions, the Company determined that the intrinsic value associated with the beneficial conversion feature (‘‘BCF’’) of the Company’s Series A 8% Cumulative Convertible Preferred Stock had not been properly presented as a deemed (non-cash) dividend nor included in the calculation of net loss attributable to common stockholders in the Relevant Periods. In accordance with Emerging Issues Task Force Issue (‘‘EITF’’) No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, a conversion feature that is ‘‘in-the-money’’ based on the market price of a company’s common stock at the commitment date is considered a BCF. As the terms of the Series A 8% Cumulative Convertible Preferred Stock allowed immediate conversion, the deemed (non-cash) dividend related to the BCF should have been recorded upon issuance.

The following table sets forth the effects of the restatement on certain line items within the Company’s Statements of Operations for the year ended December 31, 2005 and nine months ended September 30, 2005:

	As Previously Reported	Revision	As Restated
Year Ended December 31, 2005:
Net Loss	$(3,053,399)	$—	$(3,053,399)
Preferred Stock (Non-cash) Dividend (1)	—	(64,000)	(64,000)
Preferred Stock Deemed (Non-cash) Dividend	—	(2,077,321)	(2,077,321)
Net Loss Attributable to Common Stockholders	$(3,053,399)	$(2,141,321)	$(5,194,720)
Basic and Diluted Net Loss Attributable to Common Stockholders Per Common Share	$(0.14)	$(0.10)	$(0.24)

Nine Months Ended September 30, 2005:
Net Loss	$(2,348,508)	$—	$(2,348,508)
Preferred Stock Deemed (Non-cash) Dividend	—	(1,943,377)	(1,943,377)
Net Loss Attributable to Common Stockholders	$(2,348,508)	(1,943,377)	$(4,291,885)
Basic and Diluted Net Loss Attributable to Common Stockholders Per Common Share	$(0.12)	$(0.10)	$(0.22)

(1)
Represents a quarterly dividend paid to preferred stockholders in the quarter ended December 31, 2005 in the form of additional shares of preferred stock, as permitted pursuant to the terms of the related agreement. This amount was inadvertently not previously included as an adjustment in arriving at net loss attributable to common stockholders. The amount was not material in relation to net loss attributable to common stockholders and would not have changed the basic and diluted net loss attributable to common stockholders per common share as reported.

On October 24, 2006, the Company filed a Current Report on Form 8-K discussing the restatement. Following the filing of the Form 8-K, the Company advised the selling stockholders named in two registration statements related to the resale of securities purchased in the 2005 PIPE, the Series A 8% Cumulative Convertible Preferred, and the 2006 PIPE financings that the use of the respective prospectuses had been suspended. The Company plans to amend these registration statements as soon as practicable to include the restated financial statements. Pursuant to the registration rights associated with these financings, the Company may become obligated to these selling stockholders in the event that the suspension of the use of the prospectuses exceeds the grace periods specified. The amount of such obligation, if any, will not be determined until later in the fourth quarter of 2006.